Securities and Exchange Commission
                          Washington, D.C. 20549
                        -------------------------

                           Amendment No. 4 to
                             Schedule 13 E-3
                 Transaction Statement Under Section 13(e)
                  of the Securities Exchange Act of 1934
                        -------------------------


                   The American Education Corporation
                          (Name of the Issuer)
                        -------------------------



                   The American Education Corporation
                           Jeffrey E. Butler
                              Newton Fink
                             Monty McCurry
                              Stephen Prust
                  (Name of Person(s) Filing Statement)

               Common Stock, Par Value $0.025 Per Share
                    (Title of Class of Securities)

                               02553P101
                (CUSIP Number of Class of Securities)

                          Jeffrey E. Butler
                          President and CEO
                The American Education Corporation
               7506 N. Broadway Extension, Suite 505
                   Oklahoma City, Oklahoma  73116
                           (405) 840-6031
  (Name, Address and Telephone Number of Person Authorized to Receive
   Notices and Communications on Behalf of Persons Filing Statement)

                        -------------------------

                            with copies to:

                            Jerry A. Warren
                McAfee & Taft A Professional Corporation
                   211 North Robinson, Suite 100
                   Oklahoma City, Oklahoma 73102
                            (405) 235-9621

This statement is filed in connection with (check the appropriate box):

a. __ The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101), or Rule 13e-3(c) (Section 240.13e-3(c)) under the Securities Exchange Act of 1934.
b. __ The filing of a registration statement under the Securities Act of 1933.
c.  __ A tender offer.
d.  _X_ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. __

Check the following box if the filing is a final amendment reporting the results of the transaction. __

                       CALCULATION OF FILING FEE

       Transaction Valuation*          Amount of Filing Fee**
       ----------------------          ----------------------
             $498,850                          $99.77

* Estimated maximum price to be paid in lieu of issuance of fractional shares of Common Stock based upon the aggregate number of shares owned by holders of less than 2,000 pre-reverse stock split shares and the estimated number of other fractional shares that would result from the forward stock split.
** Determined pursuant to Rule 0-11(b) (1), as amended by multiplying the transaction value of $498,850 by one-fiftieth of one percent.

     Check box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:
     Form or Registration No.:
     Filing Party:
     Date Filed:

                                 INTRODUCTION

     This Rule 13E-3 Transaction Statement (the "Schedule 13E-3") is being filed by The American Education Corporation, a Nevada corporation (the "Company"), in connection with a proposed going private transaction in which the Company will effect a 1-for-2,000 reverse stock split of its common stock, par value $0.025 per share (the "Reverse Split"). In the Reverse Split, the holders of the Company's common stock will receive one share of common stock for each 2,000 shares they hold immediately prior to the effective date of the Reverse Split.

     Those stockholders who, immediately following the Reverse Split, would hold only a fraction of a share of Company common stock will, in lieu thereof, be paid an amount, in cash, equal to $1,100 times such fraction of a share and will no longer be stockholders of the Company. Completion of the Reverse Split will result in the Company having less than 300 stockholders of its common stock, enabling it to elect to terminate the registration of its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934. Stockholders who receive cash in lieu of fractional shares will be entitled to appraisal rights for the "fair value" of their fractional share under Nevada law.

     Immediately after the completion of the 1-for-2,000 Reverse Split, the Company will conduct a 100-for-1 forward stock split for those stockholders, who following the Reverse Split, continue to hold at least one (1) whole share of Company common stock (the "Forward Split"). The Company does not intend to issue any fractional shares of stock as a result of the Forward Split. Each stockholder who would otherwise be entitled to a fractional share of common stock of the Company following the Forward Split will, in lieu thereof, be paid an amount in cash equal to $11.00 per share multiplied by such fraction. The Reverse Split and the Forward Split are referred to collectively herein as the "Transaction."

     Under Nevada law and the Articles of Incorporation of the Company, the board of directors of the Company may amend the Company's Articles of Incorporation to conduct both the Reverse Split and the Forward Split without the approval of the stockholders. Therefore, the Company is not seeking stockholder approval for these actions and no vote is sought in connection with these actions. The Transaction will be conducted upon the terms and subject to the conditions set forth in the Company's disclosure document (the "Disclosure Document").

     The information contained in the Disclosure Document, including all exhibits thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Disclosure Document.

ITEM 1. SUMMARY TERM SHEET. The information set forth in the Disclosure Document under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) Name and Address. The information set forth in the Disclosure Document under the caption "Introduction-Company" is incorporated herein by reference.

     (b) Securities. The information set forth in the Disclosure Document under the caption "Introduction-Company Securities" is incorporated herein by reference.

     (c) Trading Market and Price. The information set forth in the Disclosure Document under the caption "Introduction-Company Securities" is incorporated herein by reference.

     (d) Dividends. The information set forth in the Disclosure Document under the caption "Introduction-Company Securities" is incorporated herein by reference.

     (e)  Prior Public Offerings.  Not applicable.

     (f) Prior Stock Purchases. Pursuant to the terms of a $300,000 loan from the Company to the Company's President, Mr. Jeffrey E. Butler, in 2000, Mr. Butler was entitled to repay the loan by surrendering shares of Company Common Stock at the higher of market value at the time of the loan commitment or at an amount established by a subsequent independent valuation. Accordingly, in the fourth quarter of 2003, Mr. Butler surrendered 200,000 shares of Common Stock at $1.50 per share, the market value on the date of the loan commitment. See the information set forth under "Introduction - Related Party Transactions" in the Disclosure Document for additional details.

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSON.

     (a) Name and Address. The American Education Corporation, the subject company, is the filing person of this Schedule 13E-3. The Company's board of directors will remain directors and stockholders of the private company following the Transaction and, as such, may be considered affiliates of the Company. The directors, Jeffrey E. Butler, Newton Fink, Monty McCurry and Stephen Prust, are also listed as filing persons on this Schedule 13E-3.
The information set forth in the Disclosure Document under the captions "Introduction-Company," "Introduction-Security Ownership of Certain Beneficial Owners and Management" and "Introduction-Management" is hereby incorporated by reference.

     (b) Business and Background of Entities. The information set forth in the Disclosure Document under the caption "Introduction-Company" is hereby incorporated by reference.

     (c) Business and Background of Natural Persons. The information set forth in the Disclosure Document under the captions "Introduction-Security Ownership of Certain Beneficial Owners and Management" and "Introduction-Management" is hereby incorporated by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) Material Terms. The information set forth in the Disclosure Document is hereby incorporated by reference.

     (c) Holders of less than one share following the Reverse Split will be cashed out. Stockholders that would receive a fractional share as a result of the Forward Split will receive cash in lieu of such factional share. Whole shares will not be cashed out.

     (d) The information set forth in the Disclosure Document under the caption "Other Issues Related to the Transaction - Dissenters' Rights" is hereby incorporated by reference.

     (e) Provisions for Unaffiliated Security Holders. The information set forth in the Disclosure Document under the caption "Special Factors - Access Rights" is hereby incorporated by reference.

     (f)  Eligibility for Listing or Trading.  Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a)  The Company is indebted to two major stockholder affiliates, John
D. Garber and Janis L. Butler, the wife of Jeffrey Butler, for convertible subordinated debt in the amount of $305,880, which was advanced in April 2003. The debt bears interest at 8% and the interest is payable quarterly. Principal is due in one payment on September 30, 2006. The debt is subordinated to the debt owed to the Company's senior lender and is convertible into the Company's stock at $0.40 per share.

     On March 30, 2005, the Company entered into a Convertible Note Purchase Agreement with David J. Smith (the "Note Purchaser"). Pursuant to the terms of the Agreement the Company issued the Note Purchaser an unsecured 8% Subordinated Convertible Note (the "Note") in the original aggregate principal amount of $400,000. All principal and interest on the Note is due and payable on March 30, 2007. The Note is convertible at any time at the Note Purchaser's option into shares of the Company's common stock at the initial conversion price of $0.463 per share (the "Conversion Price"), subject to certain anti-dilution adjustments. Based upon the current Conversion Price, the Note is convertible into 863,930.89 shares of the Company's common stock. The Company has the option to issue any fractional shares or to pay cash in lieu of any fractional shares. Any shares of common stock issued upon conversion of the Note will have "piggy-back" registration rights.

     See Item 2(f) concerning a loan transaction between the Company and Mr. Butler.

     (b) Significant corporate events. In 2005, the Company completed the sale of all of the stock of its wholly owned subsidiary, Learning Pathways Limited, a United Kingdom corporation. Additionally, the Company merged its wholly owned subsidiaries, Dolphin, Inc. and Projected Learning Programs, Inc. into itself. The information set forth in the Disclosure Document under the caption "Special Factors - Purpose of the Transaction" is incorporated herein by reference.

     (c)  Negotiations or contacts. None.

     (e) Agreements involving the subject company's securities. The information set forth in the Disclosure Document under the caption "Introduction - Securities Ownership of Certain Beneficial Owners and Management" is hereby incorporated by reference with respect to the stock option ownership of the Company's officers and directors.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (b) Use of Securities Acquired. The securities we obtain in the Transaction will be retired.

     (c)(1) - (c)(8) Plans. The Transaction is a reverse stock split followed immediately by a forward stock split. The information set forth in the Disclosure Document under the captions "Special Factors - Purpose of the Transaction" is incorporated herein by reference.

     (c)(1)  None.

     (c)(2)  None.

     (c)(3) The Company may be required to borrow money under its existing line of credit with UMB Bank, N.A. to finance all or a portion of the costs of the Transaction.

     (c)(4)  None.

     (c)(5)  None.

     (c)(6)  None.

     (c)(7) The Company intends to file a Certificate of Termination of Registration under Section 12(g)(4) of the Exchange Act as soon as possible after consummation of the Transaction. The information set forth in "Special Factors - Purpose of the Transaction" is hereby incorporated by reference.

     (c)(8)  None.


ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     (a) Purposes. The information set forth in the Disclosure Document under the caption "Special Factors - Purpose of the Transaction" is hereby incorporated by reference.

     (b) Alternatives. The information set forth in the Disclosure Document under the caption "Special Factors - Alternatives to the Transaction" is hereby incorporated by reference.

     (c) Reasons. The information set forth in the Disclosure Document under the caption "Special Factors - Reasons for the Transaction" is hereby incorporated by reference.

     (d) Effects. The information set forth in the Disclosure Document under the caption "Special Factors - Effects of the Transaction" is hereby incorporated by reference.

ITEM 8.  FAIRNESS OF THE GOING-PRIVATE TRANSACTION.

     (a) Fairness. We believe the Transaction is fair to unaffiliated stockholders. See "Special Factors - Fairness of the Transaction."

     (b) Factors Considered in Determining Fairness. The information set forth in the Disclosure Document under the caption "Special Factors - Factors Considered by the Board of Directors" is incorporated herein by reference.

     (c) Approval of Security Holders. The information set forth in the Disclosure Document under the caption "Special Factors - Stockholder Approval" is incorporated herein by reference.

     (d) Unaffiliated Representative. The Company did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for any purpose.

     (e) Approval of Directors. All our directors, including the directors who are not our employees, approved the Transaction. See "Special Factors - Factors Considered by the Board of Directors."

     (f)  Other Offers.  Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a) Report, Opinion or Appraisal. The information set forth in the Disclosure Document under the caption "Special Factors - Reports, Opinions, Appraisals and Negotiations" is incorporated herein by reference.

     (b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

     (c)  Availability of Documents. Not applicable.

ITEM 10.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) - (d) Source of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Disclosure Document under the caption "Other Issues Related to the Transaction - Source and Amount of Funds" is incorporated herein by reference.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) Securities Ownership. The information set forth in the Disclosure Document under the caption "Introduction - Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

     (b)  Securities Transactions.   None.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

     (d)  Intent to Tender or Vote in a Going-Private Transaction.  Not
Applicable.

     (e)  Recommendation of Others.   Not applicable.

ITEM 13.  FINANCIAL INFORMATION.

     (a) Financial information. The information set forth under the caption "Financial and Other Information" in the Disclosure Document is incorporated herein by reference.

     (b) Pro forma information. The information set forth under the caption "Pro Forma Financial Information" in the Disclosure Document is incorporated herein by reference.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Solicitations or Recommendations; Employees and Corporate Assets. Not applicable.

     (b) Employees and Corporate Assets. The Company's Chief Executive Officer, Jeffrey Butler and its Chief Financial Officer, Neil Johnson, have organized and directed the planning of the Transaction and the preparation of this Schedule 13E-3 and the Disclosure Document for use in consummating
the Transaction.   Messrs. Butler and Johnson will guide the Company through
all phases of the Transaction and will perform executive services on behalf of the Company in connection with the Transaction.

ITEM 15.  ADDITIONAL INFORMATION.

     (b) Other Material Information. The information set forth in the Disclosure Document and each Exhibit or Appendix thereto is incorporated herein by reference.

ITEM 16.  EXHIBITS.

     (a)  The Disclosure Document (filed herewith).

     (a)(5)(i) The American Education Corporation Annual Report on Form 10-KSB for the year ended December 31, 2005 (filed with the Securities and Exchange Commission on March 31, 2006 and incorporated herein by reference).

     (a)(5)(ii) The American Education Corporation Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006 (filed with the Securities and Exchange Commission on May 15, 2006 and incorporated herein by reference).

     (b) (1) Promissory Note dated March 31, 2004 from The American Education Corporation in favor of UMB Bank, N.A. (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005).

          (2) Promissory Note dated March 31, 2005 from The American Education Corporation in favor of UMB Bank, N.A. (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005).

          (3) Promissory Note dated March 31, 2006 from The American Education Corporation in favor of UMB Bank, N.A. (incorporated by reference to Exhibit 10.1 on Form 8-K filed with the Securities and Exchange Commission on April 4, 2006).

          (4) Promissory Note dated April 30, 2006 from The American Education Corporation in favor of UMB Bank, N.A. (incorporated by reference to Exhibit 10.1 on Form 8-K filed with the Securities and Exchange Commission on April 28, 2006).

     (c)  Not applicable.

     (d)  Not applicable.

     (f) Dissenters Rights Statement (Exhibit E to the Disclosure Document (filed herewith)).

     (g)  Not applicable.

                               SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE AMERICAN EDUCATION CORPORATION

                                    By:    /s/Jeffrey E. Butler
                                           -----------------------
                                    Name:  Jeffrey E. Butler
                                    Title: President and CEO
                                    Date:  June 2, 2006


                                    By:    /s/Jeffrey E. Butler
                                           -----------------------
                                    Name:  Jeffrey E. Butler
                                    Date:  June 2, 2006

                                    By:    /s/Newton Fink
                                           -----------------------
                                    Name:  Newton Fink
                                    Date:  June 2, 2006


                                    By:    /s/Monty McCurry
                                           -----------------------
                                    Name:  Monty McCurry
                                    Date:  June 2, 2006

                                    By:    /s/Stephen Prust
                                           -----------------------
                                    Name:  Stephen Prust
                                    Date:  June 2, 2006

                         Exhibit (a) To Schedule 13E-3
                         -----------------------------

                             [Disclosure Document]


                [The American Education Corporation Letterhead]

June 30, 2006


Dear Stockholder,

The American Education Corporation (the "Company") intends to engage in a transaction that will result in termination of the registration of our common stock under the federal securities laws (the "Transaction"). This will eliminate the significant expense required to comply with the reporting and related requirements under such laws. Often referred to as a "going private" transaction, the Transaction will be (1) a reverse split of our common stock whereby each 2,000 outstanding shares of common stock will be converted into one whole share, and in lieu of the Company issuing fractional shares resulting from the combination, we will pay cash equal to $1,100 multiplied by the fractional share which would otherwise be held by a stockholder who has less than 2,000 pre-reverse split shares (the "Reverse Split"), followed immediately by (2) a 100-for-1 forward split for those stockholders who hold at least one whole share of our common stock after the Reverse Split (the "Forward Split"), with stockholders who would be entitled to receive a fractional share of our common stock in connection with the Forward Split receiving in lieu of such fractional share cash equal to $11.00 multiplied by such fractional share.

After careful consideration, the board of directors of the Company has concluded that the costs associated with being a "public" company are not justified by the benefits. The board of directors has reviewed the Transaction and considered its fairness to unaffiliated stockholders who hold fewer than 2,000 shares as well as those affiliated and unaffiliated stockholders holding 2,000 or more shares and believes that the Transaction is in the best interests of the Company and all of its stockholders. However, in connection with its evaluation, the board of directors did not retain any advisors to render an opinion as to the fairness of the Transaction to our stockholders of the consideration to be received, or receive a report from an independent party appraising the value of the shares to be cashed-out in the Transaction.

Under Nevada law and pursuant to the Articles of Incorporation of the Company, the board of directors of the Company may amend the Company's Articles of Incorporation by filing a Certificate of Change with the Nevada Secretary of State to conduct both the Reverse Split and the Forward Split without the approval of our stockholders. Therefore, the Company is not seeking stockholder approval for the Transaction and no vote is sought in connection with the Transaction. Under Nevada law, stockholders are entitled to dissenters' appraisal rights in connection with this type of "going private" transaction.

The attached document contains details on the Transaction and we urge you to read it carefully.

Jeffrey E. Butler
President and Chief Executive Officer

-----------------------------------------------------------------------------
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the transaction described herein, passed upon the merits or fairness of the proposed transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is unlawful and a criminal offense. No person is authorized to give any information or to make any representation not contained in this document or related Schedule 13E-3, and if given or made, such information or representation should not be relied upon as having been authorized by us.
-----------------------------------------------------------------------------

                           TABLE OF CONTENTS


SUMMARY TERM SHEET..................................................1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS...........3
INTRODUCTION........................................................3
  The Company.......................................................3
  Company Securities................................................3
  Security Ownership of Certain Beneficial Owners and Management....4
  Management........................................................5
  Related Party Transactions........................................5
  Subsidiaries of the Company.......................................8
SPECIAL FACTORS.....................................................8
  Background........................................................8
  Purpose of the Transaction.......................................12
  Reason for the Transaction.......................................13
  Factors Considered by the Board of Directors.....................14
  Alternatives to the Transaction..................................17
  Fairness of Transaction..........................................18
  Stockholder Approval.............................................25
  Reports, Opinions, Appraisals and Negotiations...................26
  Access Rights....................................................26
  Reservation......................................................26
  Structure of the Transaction.....................................26
  Effects of the Transaction.......................................28
OTHER ISSUES RELATED TO THE TRANSACTION............................29
  Potential Conflicts of Interest..................................29
  Dissenters' Rights...............................................29
  Exchange of Stock Certificates...................................30
  Material Federal Income Tax Consequences.........................30
  Source and Amount of Funds.......................................31
FINANCIAL AND OTHER INFORMATION....................................32
  Historical Financial Information.................................32
  Pro Forma Financial Information..................................33

                              SUMMARY TERM SHEET

     This summary term sheet highlights selected information from this disclosure document about the proposed transaction. This summary term sheet may not contain all of the information that is important to you. For a more complete description of the transaction, you should carefully read this Disclosure Document and all of its Exhibits. For your convenience, we have directed your attention to the location in this disclosure document where you can find a more complete discussion of each item listed below.

     As used in this disclosure document, "the Company", "we", "ours" and "us" refer to The American Education Corporation, and the "Transaction" refers to the Reverse Split and the Forward Split, together with the related cash payments to the stockholders in lieu of fractional shares of Company common stock.

Reverse Split          -  The Reverse Split will provide for the reduction
                          in the number of authorized shares of common stock from 30,000,000 to 15,000 shares. As a result of the Reverse Split, the common stockholders will receive one share of common stock for each 2,000 shares they hold immediately prior to the effective date of the Reverse Split. In lieu of issuing any fractional shares to stockholders with less than 2,000 pre-Reverse Split shares, we will make a cash payment equal to $0.55 per pre-Reverse
                          Split share to such stockholders. Accordingly, after the Reverse Split, stockholders with less than 2,000 pre-Reverse Split shares will have no further interest in the Company and will become entitled only to a cash payment equal to $1,100 times the fractional share the stockholder would otherwise receive. (See "Special Factors-Structure of the Transaction" beginning on page 26).

Forward Split           - Following the Reverse Split, the Company will
                          effect a 100-for-1 forward stock split for those stockholders who hold at least one whole post-Reverse Split share by increasing the number of authorized shares of common stock from 15,000 to 1,500,000. The Company does not intend to issue any fractional post-Forward Split shares. Instead, each stockholder who would otherwise be entitled to a fractional post-Forward Split share will receive cash in lieu of fractional interests in an amount equal to $11.00 times the fractional interest the stockholder would otherwise receive. (See "Special Factors-Structure of the Transaction" beginning on page 26).

Primary Purpose         - The primary purpose of the Transaction will be to
                          reduce the number of stockholders of record to less than 300, thereby allowing us to elect to "go private" so that we would no longer file reports with the Securities and Exchange Commission, which we would then promptly do (See "Special Factors-Effect of the Transaction" beginning on page 28).

Fairness                - Our board of directors did not retain any advisors
                          to render an opinion as to the fairness, from a financial standpoint, to our stockholders of the consideration to be received by them in connection with the transaction. The board of directors did review historical prices of the stock, the value the market gives comparable companies and consider the fairness of the transaction to all stockholders. (See "Special Factors-Fairness of Transaction" beginning on page 18).

Recent Trading          - The following table provides a summary of the
Activities                Company's high and low sales prices and the
                          average daily volume for each quarter for the two years ended March 31, 2006 and the period from April 1 to June 1, 2006:

                                     High           Low
                                     Sales         Sales        Average
                Period Ended         Price         Price      Daily Volume
             ------------------    ----------    ---------    ------------
             June 30, 2004           $0.57         $0.36         11,052
             September 30, 2004      $0.55         $0.28          1,567
             December 31, 2004       $0.51         $0.26          6,334
             March 31, 2005          $0.75         $0.35         11,038
             June 30, 2005           $0.62         $0.30         11,166
             September 30, 2005      $0.63         $0.47         12,181
             December 31, 2005       $0.70         $0.55          5,730
             March 31, 2006          $0.73         $0.57         19,126
             June 1, 2006            $0.70         $0.49         13,914

Effects                 - Following the completion of the Transaction, each
                          of our remaining stockholders, including affiliates and members of management owning common stock, will own a slightly increased or slightly decreased (depending upon the size of the indicated fraction of a post-Reverse Split share) percentage of our outstanding common stock. We do not anticipate any changes in the Company's board of directors or management following the Transaction. (See "Security Ownership of Certain Beneficial Owners and Management" beginning on page 4. The future business operations of the Company will not change as a result of the Transaction.

Source of Funds         - The funds for the Transaction will come from the
                          Company's working capital, and, possibly, from our existing line of credit. (See "Other Issues Related to the Transaction - Source and Amount of Funds" beginning on page 31).

Tax Consequences        - Any receipt of cash in the Transaction by
                          stockholders holding pre-Reverse Split shares will be a taxable transaction in the same way as if they sold their shares in the market for the amount of cash received in the Transaction. (See "Special Factors-Material Federal Income Tax Consequences" beginning on page 30).

Stockholders' Right     - Under Nevada law, the Transaction does not require
                          approval by our stockholders. However, our stockholders are entitled to dissenters' rights of appraisal with respect to the Transaction. (See "Other Issues Related to the Transaction-Dissenters' Rights" on page 29 and "Special Factors - Stockholder Approval" beginning on page 25).

Reservation             - The board of directors retains the right to reject
                          the Transaction if it determines that the Transaction is not in the best interest of the Company and its stockholders.

                       CAUTIONARY STATEMENT REGARDING
                         FORWARD-LOOKING STATEMENTS

     This document contains certain statements that are "forward-looking
statements."   Those statements may include statements regarding the intent, belief or current expectations of the Company or its officers with respect to (i) the Company's strategic plans and ability to benefit from this Transaction, (ii) the policies of the Company regarding capital expenditures, dividends, financing and other matters, (iii) industry trends affecting the Company's financial condition or results of operations, (iv) the expenses associated with this Transaction, and (v) the number of stockholders following the Transaction. Readers of this document are cautioned that reliance on any forward-looking statement involves risks and uncertainties. Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or nonoccurrence of future events. There can be no assurance that the forward-looking statements contained in this document will prove to be accurate. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company's objectives will be achieved. The "safe-harbor" provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the "1934 Act"), however, do not apply to going-private transactions.

                                 INTRODUCTION

The Company

     The American Education Corporation, incorporated under the laws of the state of Nevada, has its principal executive offices at 7506 N. Broadway Extension, Suite 505, Oklahoma City, Oklahoma 73116. The Company's telephone number is (405) 840-6031.

Company Securities

     As of June 1, 2006 the Company had 14,133,461 shares of common stock,
par value $0.025 per share, issued and outstanding.   The Company's stock
trades on the Over-The-Counter Bulletin Board ("OTCBB") under the ticker symbol "AEDU.OB." The following is a summary of the high and low sales prices of the Company's stock and the average daily volume for each quarter of the past two years and the period from April 1 to June 1, 2006:

                                     High           Low
                                     Sales         Sales        Average
                Period Ended         Price         Price      Daily Volume
             ------------------    ----------    ---------    ------------
             June 30, 2004           $0.57         $0.36         11,052
             September 30, 2004      $0.55         $0.28          1,567
             December 31, 2004       $0.51         $0.26          6,334
             March 31, 2005          $0.75         $0.35         11,038
             June 30, 2005           $0.62         $0.30         11,166
             September 30, 2005      $0.63         $0.47         12,181
             December 31, 2005       $0.70         $0.55          5,730
             March 31, 2006          $0.73         $0.57         19,126
             June 1, 2006            $0.70         $0.49         13,914

     The Company has never declared a cash dividend on its common stock and does not anticipate declaring any dividends on the common stock in the foreseeable future.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth ownership of the common stock of each director and officer, all officers and directors as a group, and each person known or believed by the Company to have beneficially owned five percent or more of the Company's outstanding common stock as of June 1, 2006. Unless otherwise indicated, the beneficial owner has sole voting and investment power over the common stock listed below:

                                                    Shares Beneficially
                                                           Owned
                                                    --------------------
 Name/Address of Beneficial Owner                   Number       Percent
----------------------------------                ----------------------
Jeffrey E. Butler (1)                             1,813,845      12.0%
7506 N. Broadway Ext.,
Oklahoma City, OK 73116

Thomas A. Shively (2)                               950,664       6.4%
7506 N. Broadway Ext.,
Oklahoma City, OK 73116

Neil R. Johnson (3)                                 343,500       2.4%
7506 N. Broadway Ext.,
Oklahoma City, OK 73116

Monty C. McCurry (4)                                306,066       2.1%
2134 S. Eagle Ct.,
Aurora, CO 80014

Newton W. Fink (5)                                  270,566       1.9%
1143 Corinth Greene Dr.,
Sun City Center, FL 33573

Stephen E. Prust (6)                                608,434       4.2%
9025 East Kenyon Avenue,
Denver, CO 80237

John D. Garber (7)                                3,936,986      27.3%
7323 Linden Terrace,
Carlsbad, CA 92009

Robert Schoolfield (8)                           1,536,517       10.9%
5 Pleasant Cove,
Austin, TX 78746

David J. Smith (9)                                 863,930        5.8%
10 South Close, Workingham
Berks, United Kingdom

The Pennsylvania State                             750,000        5.3%
University (10)
University Park, PA 16802

Officers and Directors                           4,293,075       25.3%
as a Group (6 persons)
(1) (2) (3) (4) (5) (6)

(1) The amount and percentage figures include the possible exercise of 356,800 common stock options with an exercise price of $.35 per share, 100,000 common stock options at $.25 per share, 360,000 common stock options at $.30 per share and 215,470 common stock options at $.63 per share exercisable within 60 days.

(2) The amount and percentage figures include the possible exercise of 273,276 common stock options with an exercise price of $.35 per share, 60,000 common stock options at $.25 per share, 260,000 common stock options at $.30 per share and 121,000 common stock options at $.63 per share exercisable within 60 days.

(3) The amount and percentage figures include the possible exercise of 25,000 common stock options with an exercise price of $.35 per share, 60,000 common stock options at $.25 per share 125,000 common stock options at $.30 per share and 121,000 common stock options at $.63 per share exercisable within 60 days.

(4) The amount and percentage figures include the possible exercise of 84,000 common stock options with an exercise price of $.35 per share, 60,000 common stock options at $.13 per share, 42,666 common stock options at $.30 per share and 52,500 common stock options at $.63 per share exercisable within 60 days.

(5) The amount and percentage figures include the possible exercise of 84,000 common stock options with an exercise price of $.35 per share, 60,000 common stock options at $.13 per share, 42,666 common stock options at $.30 per share and 52,500 common stock options at $.63 per share exercisable within 60 days.

(6) The amount and percentage figures include the possible exercise of 129,000 common stock options with an exercise price of $.35 per share, 60,000 common stock options at $.13 per share, 42,666 common stock options at $.30 per share and 52,500 common stock options at $.63 per share exercisable within 60 days.

(7) The amount and percentage figures include 3,192,286 shares of common stock held by John D. Garber and Clare C. Garber as trustees of the John D. Garber and Clare C. Garber Trust for which Mr. Garber is the beneficiary; 440,000 shares of common stock held by John D. Garber and Clare C. Garber, as trustees of the John D. Garber and Clare C. Garber defined benefit plan and 40,000 owned personally by Mr. Garber, and 264,700 shares of common stock which would be issued to Mr. Garber if he elects to convert his $105,880 8% Subordinated Convertible Note dated April 1, 2003 to common stock.

(8) The amount and percentage figures include 737,528 shares of common stock owned by the Schoolfield 1994 Charitable Unitrust for which Mr. Schoolfield is the trustee; 614,607 shares of common stock owned by Mr. Schoolfield individually; and 184,382 shares of common stock owned by the Schoolfield Grandchildren's Trust for which Mr. Schoolfield is the trustee.

(9) The amount and percentage figures include 863,930 shares of common stock which would be issued to Mr. Smith if he elects to convert his $400,000 8% Subordinated Convertible Note dated March 30, 2005 to common stock.

(10) In 1999, the John D. Garber and Clare C. Garber Trust donated 750,000 shares of the Company's common stock to The Pennsylvania State University.

     The Company granted a total of options to purchase an aggregate of 900,000 shares of its common stock at an exercise price of $0.63 per share to its officers, directors and employees on December 30, 2005. Although the exercise price of the stock options exceeds the cash-out price, the option holders have no risk because they do not have to exercise the options unless the Company's stock price increases in the future. The options expire three years from the date of grant.

Management

     Information regarding our board of directors and executive officers is located at "Item 9-Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act" of our Form 10-KSB, which is included as Exhibit B to this Disclosure Document. Each of the officers and directors is a U.S. citizen. The address of each of the directors and executive officers is 7506 N. Broadway Extension, Suite 505, Oklahoma City, Oklahoma 73116 and the business telephone to contact each director is (405) 840-6031.

     The Company's Chief Executive Officer, Jeffrey Butler and its Chief Financial Officer, Neil Johnson, have organized and directed the planning of the Transaction and the preparation of this Schedule 13E-3 and the
Disclosure Document for use in consummating the Transaction.   Messrs.
Butler and Johnson will guide the Company through all phases of the Transaction and will perform executive services on behalf of the Company in connection with the Transaction.

     No director or executive officer of the Company has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violations of such laws.

Related Party Transactions

Note Receivable from Jeffrey E. Butler
--------------------------------------

     The Company had a note receivable due from its Chief Executive Officer, Jeffrey E. Butler, in the amount of $300,000 that was advanced on October 26, 2000 and due in October of 2003. The board of directors and Mr.

Butler agreed that the note would be repayable in cash or stock at Mr. Butler's election; however, the express terms of the note executed by Mr. Butler incorrectly characterized the agreement between the Company and Mr. Butler by providing that the loan could be repaid only in cash. The board of directors and Mr. Butler agreed that Mr. Butler's shares would be valued for loan repayment purposes at the higher of (i) the market value on the date the loan commitment was made, which was $1.50 per share or (ii) the amount determined by a subsequent independent valuation of the of the Company's stock. Such a valuation was performed in early 2003 and it
determined that the stock was worth $0.81 per share.   Accordingly, on the
date Mr. Butler surrendered his shares, October 26, 2003, he was credited with $1.50 per share for loan repayment purposes. The market value of the Company's common stock on that date was $0.60 per share and, thus, that implied market value of the shares on the date the note was cancelled was $120,000. The Company forgave the interest on the note to Mr. Butler as a bonus in the second quarter of 2006. The bonus was in the amount of $72,000 and was granted primarily for the successful completion of the elimination of the Company's subsidiaries and their related cost to the Company.

     The loan was made to Mr. Butler in connection with his divorce proceedings in 2000 and 2001. Mr. Butler's holdings in the Company were his primary financial asset, in a divorce action whereby the settlement was being driven to an equal division of the marital estate. The Board of Directors of the Company agreed that the stock used to repay the loan could be valued at the market price on the date the loan commitment was made because that is the price that Mr. Butler would have been attributed if he would have simply agreed to transfer 500,000 shares to his ex-wife as part of a divorce settlement. The decision to loan Mr. Butler funds rather than allow him to transfer shares to his wife in this divorce settlement was largely based on the board's concern of the possible negative effects of the sale of large blocks of stock on the Company's stock price. The Board of Directors believed that Mr. Butler's ex-wife would have had to liquidate any shares she may have received as part of the divorce settlement in 2000 and 2001.

     The Board of Directors believed that the Company could avoid the negative effects of having such a large block of stock sold on the market by making the loan to Mr. Butler to provide for a cash settlement in lieu of a stock settlement with his former wife. The Board of Directors and the Company's major stockholders reviewed this matter in depth to find the most appropriate solution for the Company and its stockholders. The Board decided that it would be in the best interest of all stockholders for Mr. Butler to borrow the money from the Company. If Mr. Butler were required to obtain such a loan from a third party, he would have been required to pledge approximately 100% of his holdings to the lender. This would have placed his shares in the hands of a third party with liquidation rights in the event of share price deterioration or other unexpected events, which would not have addressed the Board of Directors' concerns relating to the possibility of another large block of stock being liquidated, potentially impacting stockholder value.

     Because Mr. Butler could have sold his shares at that time, the board agreed that if Mr. Butler did not sell his shares that they would ensure that when the loan became due that he would not receive less for his shares than the then current market value for his stock. The loan agreement also provided that, if the fair market value of his common stock was greater than the fair market value on the date the loan commitment was made, the stock would be valued at the fair market value on the date of repayment. The Company believed this was necessary because, if the loan agreement had not allowed Mr. Butler to repay the loan using the current market value of his common stock, Mr. Butler, who had the option to pay the loan in cash, would have been incentivized to sell his common stock into the market and repay the loan with cash. This would have been contrary to the Company's desire to not have a large block of its common stock sold into the market to the detriment of all the other stockholders. As a result of the factors described above, the board agreed to structure the loan so that Mr. Butler could repay the loan with shares of his common stock of the Company valued at the higher of (i) fair market value on the date the loan commitment was made or (ii) an amount determined by a subsequent independent valuation of the Company's stock.

     The Board of Directors examined other alternatives such as a bonus program or Mr. Butler's personal sale of approximately half of his stock holdings. The Board of Directors rejected these approaches due to (i) the adverse possible impact that a large bonus to, or the sale of a large block of stock by, the Company's Chief Executive Officer would have on employee attitudes, (ii) the possible message that such a large bonus to, or sale of a large block of stock by, the Company's Chief Executive Officer would send to the market and non-affiliated stockholders, and (iii) the possible impact that a large bonus to, or the sale of a large block of stock by, the Company's Chief Executive Officer would have on an already deteriorating company valuation in the market. To eliminate or mitigate these risks, the Board of Directors provided that the Company loan the funds to Mr. Butler and permit him to repay the loan with stock valued at the date of the loan commitment was made.

     As mentioned above, notwithstanding the actual agreement between the Company and Mr. Butler, the promissory note memorializing the note was inadvertently drafted to exclude the provisions allowing repayment of the note with stock. The promissory note was not prepared immediately after the Company and Mr. Butler agreed on the terms of the loan. The original note was executed from a form promissory note that the Company used for a variety of purposes to provide the necessary transaction records at year-end closing in 2000 to memorialize the transaction and to incorporate the necessary disclosures in year-end reporting. At that time no one noticed that the promissory note provided only for a cash repayment by Mr. Butler. The time of note maturity also coincided approximately with the new regulatory requirements of the Sarbanes-Oxley Act, which required all public
companies to eliminate all such corporate loans.   The Company was losing
money and had extremely strained banking relationships, and management and the board were concerned about the potential impact of the loan to Mr. Butler on its banking relationship. Prior to the note's maturity in late 2003, the following events occurred:

     a. Mr. Butler approached the Company's bank in the fall of 2003 (also his personal bank) and inquired about a personal loan secured by a pledge of his securities ownership. The bank indicated that it would require a pledge of Mr. Butler's entire holdings as collateral for such a loan.

     b. Mr. Butler reported this discussion with the bank to the board. Mr. Butler had several conversations with the board and the principal stockholders as the note approached maturity regarding the best way to handle repayment of the note. These discussions spanned a period of approximately six months and focused on best alternatives for both the Company's stockholders and Mr. Butler as these repayment options related to the spirit of the original understandings of the terms of the loan agreement.

     c. As a primary consideration, the board considered the possible negative impact that a sale by a pledgee of Mr. Butler's pledged shares would have on the Company's share price. The board was aware that sales of other known non-affiliates holdings had been contributing factors to earlier drops in the share price of the Company's common stock and, as such, the board believed that Mr. Butler pledging all of his shares to secure a loan was not a prudent solution.

     d. Additionally, the board considered granting Mr. Butler a bonus in the amount of the loan. However, the Company's financial condition and problems made such a bonus inappropriate.

     Accordingly, the board determined that the best alternative would be a surrender of the stock by Mr. Butler under the terms of the original agreement between Mr. Butler and the Company at the time of the loan.

     In early 2004, in connection with the audit of the Company's 2003 fiscal year, the Company's independent auditors, Steakley & Gilbert, P.C. discovered that the terms of the actual written note varied from the terms of the loan originally agreed upon by Mr. Butler and the Company. The independent auditor questioned management as to why Mr. Butler was allowed to repay the loan by delivering stock when the note only provided for repayment in cash. After this variance between the terms of the written note and the actual agreement between the Company and Mr. Butler was discovered, the discovery was brought before the board for discussion. The board signed a memorandum of action dated January 30, 2004 to clarify the correct original terms of the loan and ratify Mr. Butler's repayment of the note with stock. There is no documentation detailing the correct terms of the original note prior to the January 30, 2004 memorandum of action of the Company's board of directors.

Note Payable to Affiliates
--------------------------

     The Company is indebted to two major stockholder affiliates, John D. Garber and Janis L. Butler, for convertible subordinated debt in the amount of $305,880, which was advanced in April 2003. The debt bears interest at 8% and the interest is payable quarterly. Principal is due in one payment on September 30, 2006. The debt is subordinated to the debt owed the Company's senior lender and is convertible in the Company's common stock at $0.40 per share. Janis L. Butler is the wife of Jeffrey Butler.

Subsidiaries of the Company

Learning Pathways, Ltd.

     On November 4, 2005, the Company completed the sale of its wholly owned United Kingdom Corporation, Learning Pathways, Ltd. to an unrelated third party, The Learning Internet, Inc. The Learning Internet, Inc. acquired all of the issued and outstanding stock of Learning Pathways, Ltd. for $1. Additionally, in connection with this transaction, the Company agreed to loan approximately $105,000 to The Learning Internet, Inc. for operational expenses. The amount of the loan will be equal to the tax refund received by Learning Pathways for the 2004 fiscal year. As of the date of this disclosure document, Learning Pathways, Ltd. had not received the expected tax refund and the loan has not been made. The Company also agreed to pay certain expenses of Learning Pathways, Ltd. after it was acquired by The Learning Internet, Inc. These expenses approximated $60,000, and have been fully paid. As part of the agreement, The Learning Internet, Inc. and the Company entered into a distribution agreement whereby The Learning Internet, Inc. agreed to continue to distribute the Company's products for the foreseeable future. In connection with the distribution agreement, the Company agreed to waive certain distribution fees that may have resulted from the sale of the Company's products under the distribution agreement through April of 2006. Future royalty revenues are not expected to materially impact the Company's financial results.

     The Company sold Learning Pathways because it has historically lost money and adversely impacted the Company's financial performance. In order to eliminate adverse impacts on future cash flow and earnings on the Company's core business, the assets of Learning Pathways were classified as impaired on December 31, 2004. The Company elected to take this action rather than closing the business entirely, which was believed to be a more costly and cash intensive alternative.

Dolphin, Inc. and Projected Learning Programs, Inc.

     On December 31, 2005, the Company merged its two wholly owned subsidiaries, Dolphin, Inc. and Projected Learning Programs, Inc., (inactive since 2001) into it to reduce the administrative burden and expenses associated with continuing to operate the subsidiaries as separate entities. Dolphin, Inc., the only operating subsidiary of the Company, now operates as a division of the Company.

                                SPECIAL FACTORS

Background

     The Company has been discussing the possibility of going private as early as 2000 and since that time discussions have resurfaced periodically and informally with the board. The board first informally discussed the possibility of going private on February 19, 2000 as a result of the sales of securities by a former officer of the Company, which alarmed the board. Additional informal discussions occurred on August 22, 2000 when the board approved and announced a share repurchase program to repurchase shares of the Company's stock. On October 5, 2000, Mr. Garber indicated an unsolicited and informal interest in underwriting a share repurchase program and proposed the possibility of privatization of the Company. On February 23, 2001, the board further discussed the possibility of taking the Company private and the method of such restructuring.

     These discussions occurred in response to various stockholder suggestions related to the Company's share price, the volatile nature of the market and a growing realization by affiliates and the board of the lack of liquidity for all stockholders on the OTCBB market. The Company believes that various sales by former officers and directors and non-affiliates were a significant contributing factor in the drop of the Company's total market capitalization to a five year low in December of 2003, which furthered the board's view as to the volatility and lack of liquidity that resulted from being traded on the OTCBB market. The board and some of our larger stockholders, in light of the substantial sales by former officers and directors and their known impact on the Company's market valuation, also have reviewed and considered from time-to-time the unusual "top heavy" composition of the Company's ownership. This ownership is comprised of approximately 15 persons who control 72 percent of the

Company's outstanding shares. This top heavy ownership would prevent any material stockholder from achieving liquidity on all or a portion of their ownership without adversely impacting the value of other stockholders or their remaining ownership. The valuations provided by the OTCBB market over the past three and one half years and the impact that any substantial sale into the market would have on the Company's stock price prohibit any reasonable alternative for the major stockholders to achieve liquidity or for the Company to raise capital to buy out major stockholders.

     Deterioration of the value of the Company's common stock on the OTCBB is obviously a matter of both concern and interest to its management. Accordingly, since 2000 the Company has investigated and recorded the effects of sales by three major stockholders of the Company on the Company's stock price. A summary of these sales and their effect on the Company's stock price is found below:

     (a) Jeffrey E. Butler, Jr., was a former Vice President of Marketing. Mr. Butler is the son of the Company's current Chief Executive Officer. He resigned in the fall of 1999 and began a systematic process of selling of his ownership interest in the Company. All sales were in conformance to regulations governing his affiliate status. He began selling Company stock on November 30, 1999 and ended on September 25, 2000. Over this period of time he sold approximately 207,430 shares of common stock. Over the same period, the total trading volume of the Company's shares was approximately 1,345,100 shares. This represented approximately 15.4 % of the total trading volume of the Company's stock. During this time period, the value of the Company's stock declined from $1.75 to a low of $0.88 in early July 2000. During this time while the Company's stock price was dropping, its earnings were approximately equal to the prior year. The Company knows of no other factors that would have caused its stock price to decline in such a significant amount over this time period. During this time period, the Company and its entire stockholder base suffered a loss of approximately 50% of the value of their shares of Company stock.

     (b) Geoffrey Glossop was a former Managing Director of Learning Pathways, Ltd. and former board Member of the Company. Mr. Glossop resigned his executive and board position with the Company in April 2002. After completion of the statutory holding period, Mr. Glossop began the periodic liquidation of his ownership in the Company. He first began selling Company stock around September of 2003 and continued until September of 2004. Over this period of time, he sold approximately 402,400 shares of common stock representing 17.8% of the 2,260,203 shares traded during that period of time. During this time period, the value of the Company's stock reached lows of $0.33. Management believes that Mr. Glossop's sales were a significant contributing factor to the continued erosion of Company's stock price during this period.

     (c) John Drury was a material non-affiliated stockholder. Mr. Drury is the deceased former Chairman of Waste Management, Inc., who passed away in 2000. Mr. Drury owned 267,310 shares of Company stock. On December 3, 4, and 5, 2002, Mr. Drury's estate liquidated all of his holdings at $.08 in what is believed to be a year-end tax sale strategy by the estate trustee. While the stock was trending down in the prior month, the Company believes that this sale affected share valuations for all stockholders until May of 2003 when the stock recovered and first reached a sustainable price greater than $0.20 per share.

     These events, as monitored by the Company, were clearly a matter for concern for the board as well as affiliate and non-affiliate stockholders. Management cannot say with absolute certainty what the exact causes of the declines in the Company's stock price were over the periods mentioned above. The Company acknowledges that other factors besides the sales of the large stockholders described above could have, and most likely did, play a part in the decline of the Company' stock price; however, in each of the three instances mentioned above, the Company was aware of no other significant factors that would have caused such a large decline in the value of the Company's stock. This fact, combined with the fact that the price of the Company's common stock dropped each time in conjunction with the sale of the Company's stock by the large stockholders listed above, leads the Company to conclude that such sales were a significant contributing factor to the decline of the value of its common stock. This is, in part, one of the causative factors in the initial, informal discussions on privatization by the board.

     The volatility of the Company's stock is of concern to the board, major nonn-affiliated stockholders and affiliated stockholders. This concern results from the unusually concentrated ownership of the Company. Although other factors, such as financial performance certainly have a direct bearing on the Company's stock price, it is clear that the sales of one stockholder with material holdings can significantly, negatively impact the Company's stock price.

     Another significant factor in the Company's decision to go private is the Sarbanes-Oxley Act, which was enacted in 2002. The requirements of the Sarbanes-Oxley Act have resulted and will result in additional legal, accounting, personnel, and other costs to the Company. As the expense of compliance became clear, the Company had to consider alternatives that would allow it to reduce its expenses to a degree that would give the Company a better opportunity to operate profitably. Among the expense reduction measures discussed was the possibility of going private; however, beginning in late 2001 and continuing into mid 2003, the Company and its industry segment went into a contraction, and the Company's consolidated growth slowed and its profitability was impacted. During this period, going private was not financially possible.

     As an alternative to going private, the Company talked to a large number of commercial lenders from the period of 2001 through 2004. During much of this time period the Company was in difficult financial circumstances. Discussions were carried out with virtually every commercial lender in the Oklahoma City market and the Company was turned down for revolving credit facility financing. Discussions were also carried out during this period with Capital West Securities (Oklahoma's primary investment bank) to determine if, and on what terms, the Company would be able to sell convertible debt. Capital West advised the Company that in order to secure investors in any convertible debt the Company would have to offer the convertible debt at a discount to then current market pricing, which would have been highly dilutive to all of the Company's stockholders. The Company engaged New York Capital Corporation in 2003 to look for commercial, convertible and asset based lenders. This organization presented the Company to in excess of 30 sources of capital, all of whom declined to provide funds to the Company.

     In June of 2004, a disgruntled former employee filed unfounded claims with the Company's lending bank, the SEC, the Public Accounting Oversight Board and various Oklahoma regulatory agencies. This led to a subsequent audit by the bank's auditors and the PCAOB review of the Company's public accounting firm, which led to no changes in the Company's accounting or
audit practices.   These factors, including the cost of the incremental
accounting and legal advice and the significant management distraction, further motivated the Company's officers and directors to review the benefits to the stockholders in remaining a public entity.

     The first serious consideration of the possibility of going private, that is a discussion of the mechanics and ramifications of going private, occurred at a July 23, 2004 board meeting in Oklahoma City. At the July 23, 2004 board meeting, the board of directors discussed the various benefits and detriments of remaining a public company. The board considered the Company's financial difficulties over the several previous years and discussed concerns that the cost of remaining a public company in the wake of the Sarbanes-Oxley Act of 2002 would continue to negatively affect the Company's performance and results of operations. The board of directors authorized management to retain special counsel to advise the Company of the various means of going private and the benefits and detriments of each method. Mr. Butler retained special counsel to advise the Company in early August of 2004 and asked the Company's counsel to prepare recommendations for consideration by the board. On October 4, 2004, management discussed the advice provided by the Company's special counsel regarding the various methods of going private. The various methods of going private presented by special counsel were the same alternatives discussed in "Alternatives to the Transaction," with one exception. Special counsel advised management that going private could also be accomplished by a merger. Counsel also noted, however, that mechanically and as far as time requirements are concerned, the merger would have essentially the same considerations as the reverse split. There is an exception in some states such as Delaware and Oklahoma where a reverse split does not give rise to dissenters' rights. This is not true in Nevada. As a result, there was no reason for the board to consider this alternative.

     The Company's special counsel recommended that if the Company decided to go private it should go private by means of a reverse stock split followed immediately thereafter by a forward stock split. The board of directors discussed the recommendations of the Company's special counsel and decided to delay further action towards going private until the Company's financial condition improved. The Company began to improve its financial performance in 2004, but its subsidiary operations continued to adversely impact the Company's business. Management's main focus at this time was the effort to restructure and possibly close or dispose of various business units. As a result, management and the board had little time to devote to possible privatization until early 2005.

     The Company's internal deliberations on this matter and the possibility of the move to privatize the Company were disclosed to the public on April 1, 2005, after private financing was obtained by the Company to increase its working capital. This was the loan in March 2005 from David Smith. The Company discussed that it was considering the possibility of going private with Mr. Smith; however, the Company going private was not a prerequisite to Mr. Smith's investment in the Company. The Company does not believe that the fact that it was considering the possibility of going private was a determinative factor in Mr. Smith's decision to invest in the Company.

     Mr. Smith first approached Mr. Butler, concerning his interest in investing in the Company in January of 2005. His interest in investing in the Company was based primarily on his long-term knowledge of the Company, his relationship with and confidence in Mr. Butler as a result of their communications and contact over a period of time, and his belief that the Company was responsive to the market's needs for educational technology and instruction. Mr. Butler communicated Mr. Smith's interest in investing in the Company to other members of the management team and the board. The consensus was if additional working capital financing was available that the Company should act to secure these funds. Both management and the board of directors believed that the Company should proceed with negotiations with Mr. Smith concerning his investment in the Company. At no time was there a discussion with Mr. Smith with respect to his acquiring the Company.

     The Company and Mr. Smith's negotiations of the terms of the note were made on an arms-length basis and the Company believes that the terms were fair and reasonable to the Company. After the terms of Mr. Smith's investment were agreed upon, Mr. Butler discussed the transaction with the Company's principal stockholders (John Garber, Robert Schoolfield, Jeffrey Butler and Fred Weiss), who supported the Company's decision to enter into the transaction with Mr. Smith. All references in this disclosure document to the Company's "principal stockholders" refer to Messrs. Garber, Schoolfield, Butler and Weiss.

     Mr. Smith's background and career has centered on running and investing in companies operating in similar markets to AEC. Mr. Smith has recently retired from the Executive Chairmanship of Taylor & Francis Informa plc, a major British publishing corporation active in various aspects of academic and professional publishing, conferences, exhibitions, training and other media. Prior to this position, he was president, respectively, of the Educational division and of the Legal, Tax and Business publications division of the major Dutch publishing concern, Wolters Kluwer, NV, a publisher of professional information and software. Mr. Smith left Wolters Kluwer to become the CEO of Taylor & Francis plc. Subsequently, Taylor and Francis merged with Informa plc and Mr. Smith served as Chairman of the combined businesses until his recent resignation in 2005. In February 2006, Mr. Smith was appointed the non-Executive Chairman of Sherston Publishing, a UK-based electronic publisher of educational materials. On April 8, 2006, Mr. Smith was appointed Executive Chairman of Granada Learning, which is one of the UK's leading educational multimedia company, publishing innovative, curriculum-based resources for the UK and abroad. Both of these firms that Mr. Smith is now associated with have been acquired by Veronis Suhler Stevenson, a U.S. and UK-based merchant banking firm.

     From the October 4, 2004 board meeting, the day the board first considered specific methods of going private, through June 13, 2005, the date the board approved the Transaction as its currently structured, all of the board members reviewed the methods of going private communicated to them in the October 4, 2004 board meeting and discussed the methods presented, including the method recommended by the Company's special counsel, on an informal basis. Through this period, management coordinated with special counsel to answer any director questions and worked with the special counsel to prepare the Schedule 13E-3 necessary for the Transaction and this Disclosure Document, which was initially filed with the SEC on June 24, 2005. The board of directors, other than Mr. Butler in his capacity as Chief Executive Officer of the Company, did not participate in the development of the proposed transaction terms; however, each director reviewed and approved the Transaction in its current form at the June 13, 2005 board meeting. The board of the directors of the Company approved the Transaction including the reverse split ratio and the cash-out price in a June 13, 2005 board meeting. The factors that the board considered in determining the cash-out price are set forth under "Factors Considered by the Board of Directors." The reverse split ratio was set in an amount that would be necessary to reduce the number of the Company's stockholders to less than 300. Additional meetings to discuss the updated information included in this filing were held on December 21, 2005 and April 13, 2006. At the December 21, 2005 meeting, the directors reviewed the Transaction, including the cash out price in relation to the price of the Company's stock at the time and determined that the Transaction was fair to its unaffiliated stockholders that were being cashed out in the Transaction and its unaffiliated stockholders that were not being cashed out in the Transaction. At the April 13, 2006 meeting, the directors reviewed the Transaction again. The board determined that since the announcement of the Transaction on June 21, 2005, the Company's stock price had increased in a manner that was not typical for the Company's stock.

From June 21, 2005 through February 1, 2006, the Company's stock increased from $0.48 per share to $0.70 per share. During this time period, the Company had announced no material news other than the second quarter loss of $486,441, a third quarter profit of $18,291 and the downsizing of Dolphin and the subsequent merger of this subsidiary into the Company on December 31, 2005 and its operation as a division of the Company. Based on this information, the directors determined that this increase in the Company's stock price was an anomaly resulting from speculation of a few investors in connection with the Transaction. From February 1, 2006 through April 13, 2006 (the day before Amendment No. 3 to the Company's Schedule 13E-3 was filed and the date of the most recent determination by the Company's board of directors of the fairness of the Transaction), the Company's stock price trended down from $0.70 per share to $0.52 per share. At that time, the board of directors determined that the market had absorbed most of the anomalous price increase that, in the opinion of the directors, had been caused by the announcement of the Transaction and that the Company's stock price once again represented a value for the Company that was reasonable considering the Company's financial condition and results of operations over the past several years. When the Company filed its original Schedule 13E-3 in connection with the Transaction on June 21, 2005, the board set the original cash out price at $0.50 per share, which was a premium over the $0.48 per share that the Company's stock had traded at the day prior to the announcement. Because the board believed that the Company's stock price was once again in line with its past performance and future prospects, the board determined that it should increase the cash out price to $0.55 per share so that stockholders would once again receive a slight premium over the market price of the Company's stock on April 13, 2006 (the day before Amendment
No. 3 to the Company's Schedule 13E-3 was filed and the date of the most recent determination by the Company's board of directors of the fairness of the Transaction). Additionally, the cash out price is a slight premium to the market price of the Company's stock on June 1, 2006 (the day before this latest amendment (Amendment No. 4) to the Company's Schedule 13E-3 was filed). Neither special counsel nor any other consultants made presentations at the Company's December 21, 2005 and April 13, 2006 Board meetings. The principal shareholders had no role in the determination of the structure of the Transaction but were consulted by telephone after the structure had been decided solely to determine whether they would support the Transaction.

Purpose of the Transaction

     The primary purpose of the Transaction is to reduce our number of stockholders of record to below 300. This, in turn, will enable us, under applicable legal standards, to elect to deregister our securities under the Securities Exchange Act of 1934 (the "1934 Act"), thereby "going private." After the Transaction, we intend to deregister our securities as soon as possible, in order to (i) eliminate the costs associated with preparing and filing documents under the 1934 Act with the U.S. Securities and Exchange Commission (the "SEC"), (ii) eliminate or reduce the costs and other burdens associated with being a 1934 Act registrant, including the costs of complying with Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"), relating to internal control over financial reporting, (iii) avoid the requirements of regular mandatory disclosure of our financial information and management analysis not only to the public, but also to our competitors and commercial counterparties, even when such disclosure would be adverse to a Company objective, (iv) reduce the costs of administering stockholder accounts and responding to stockholder requests, and (v) provide greater flexibility in the management and governance of the Company.

     There are no plans to engage in (i) any extraordinary transactions, such as mergers, reorganizations or liquidations involving the Company or its subsidiaries; (ii) any purchase, sale or transfer of a material amount of assets of the Company or its subsidiaries; (iii) any change in the Company's present dividend rate or policy, or indebtedness or capitalization of the Company; (iv) any change in the present board of directors or management of the Company; (v) any other material change in the Company's business or structure; (v) any class of the Company's securities being delisted from a national securities exchange or cease to be authorized to be quoted on an automated quotation system operated by a national securities association; (vi) any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or (viii) the suspension of the Company's obligations to file reports under Section 15(d) of the Exchange Act, except as follows:

     (1) the Company may be required to borrow money under its line of credit with UMB Bank, N.A. to finance all or a portion of the costs of the Transaction; and

     (2) the Company intends to deregister with the SEC under Section 12(g) as soon as practicable following the consummation the Transaction.

Reason for the Transaction

     We expect to benefit from substantial cost savings as a result of the Transaction and "going private," primarily from avoiding various 1934 Act compliance costs. The Transaction will also allow our management and employees to devote more time and effort to improving our operations by eliminating the time spent complying with the Company's financial reporting requirements under the 1934 Act and managing stockholder relations.

     The legal requirements of public companies, including those recently enacted pursuant to the Sarbanes-Oxley Act of 2002, create large administrative and financial burdens for any public company. For example, we estimate that the expenses associated with implementing the additional processes and procedures necessary for compliance with Section 404 and the required attestation of those controls, to equal $300,000. The $300,000 estimate of the cost of complying with Section 404 of Sarbanes-Oxley was internally generated. The components of the expense include (i) the need to hire a certified public accountant to run the documentation process (salary plus fringe benefits estimated at $85,000), (ii) the need to hire an accounting clerk (estimated $45,000), (iii) the need to purchase software for internal control identification and management (estimated $50,000), (iv) the required audit of our internal controls and the change to a regional accounting firm (minimum $75,000), and (v) one-third of CFO time to oversee the entire process ($45,000). We derived these estimates after discussion with our auditors and with representatives of other public companies who are or were estimating costs of compliance. A survey by the Financial Executive's International in July of 2004 determined that companies with less than $100 million in revenue will pay an average of $192,000 solely for external consulting, software and other vendor charges. There are no known or probable compliance problems with respect to Section 404, except for the time and expense involved. Section 404 of the Sarbanes-Oxley Act requires all public companies to develop "internal controls over financial reporting." "Internal controls over financial reporting" is defined as a process designed by, or under the supervision of, the issuer's principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

     1. Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

     2. Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and

     3. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the financial statements.

     "Disclosure controls and procedures" means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our management does not believe that we can prudently pay the expense of complying with these legal requirements in light of the fact that we have not realized mmany of the benefits normally presumed to result from being a publicly traded company (such as the development or existence of an active trading market for and liquidity of our common stock, enhanced corporate image, and the ability to use Company stock to attract, retain and grant incentives to employees).

     We believe that we would save approximately $30,000 per year in costs associated with public filings under the 1934 Act, including legal and accounting fees attributable to such filings. We would also expect reductions in other administrative costs associated with being a public company, including investor relation expenses and annual meeting costs, of at least $20,000.

     The cost savings figures set forth above are only estimates. The actual savings we realize from going private may be higher or lower than such estimates. Estimates of the annual savings to be realized once the Reverse Split is consummated are based upon (i) the actual costs to us of the services and disbursements in each of the categories listed above, and
(ii) the allocation to each category of management's estimates of the portion of the expenses and disbursements in such category believed to be solely or primarily attributable to our publicly reporting company status.

     In addition, although 1934 Act disclosure requirements currently ensure that we provide information about us that the investing public finds useful, the same information is often useful to our competitors and to parties negotiating contracts with us. "Going private" would enable us to shut off the flow of information that our business adversaries can use against us.

     The Company is not required by Nevada law to provide financial or other information to its stockholders on a quarterly or annual basis; however, after we "go private," we intend to provide our remaining stockholders with annual and quarterly financial statements. We will provide these financial statements by allowing our stockholders to access a special website, accessible only to our stockholders. We will also mail quarterly and annual financial statements to those stockholders that cannot access the website or do not wish to do so. We anticipate that the annual financial statements will be audited and will also contain a management report to our stockholders. Additionally, we will continue to have annual stockholders meetings as required by Nevada law.

     Moreover, the Transaction will provide stockholders with fewer than 2,000 pre-Reverse Split shares with an efficient way to cash out their investment in the Company because we will pay all transaction costs in connection with the Transaction. Otherwise, stockholders with small holdings would likely incur brokerage fees that are disproportionately high relative to the market value of the Company's common stock.

Factors Considered by the Board of Directors

     In the course of reaching its decision to implement the Transaction, our board of directors considered various factors that would affect both stockholders who retain their interest in the Company and those that would be cashed out. The board of directors made its determination that the Transaction was fair to (i) the Company's unaffiliated stockholders that will be cashed-out in the Transaction, and (ii) the Company's unaffiliated stockholders that will continue to hold the Company's shares after the Transaction on June 13, 2005 and updated it on December 21, 2005 and April 13, 2006. The following factors favoring the Transaction were considered:

     - anticipated reductions in the expenses of compliance with the reporting, proxy statement disclosure and internal controls compliance requirements of U.S. securities laws and the associated drain on management time and attention;

     - the anticipated difficulty of recruiting and retaining officers and directors necessary for the Company's continued progress as a result of public company regulatory complexity and potential individual personal exposure, exacerbated by the director's belief that the higher cost of meaningful insurance coverage to mitigate this exposure was not justified in view of the Company's other financial obligations;

     - the valuation of the Company's securities on the OTCBB for the past three years, as well as the valuations that have been ascribed to other companies in the Company's same market segment within the education industry that are of similar size and relative profitability;

     - the disproportionate current and expected increased cost of regulatory compliance and other necessary public company expenses relative to the current size of the Company and its negative impact on the competitiveness and potential long-term success of the Company;

     - the public markets provides limited liquidity for all stockholders who wish to sell or trade company securities as evidenced by the previous table listing our high and low stock prices and average daily trading volume each quarter for the last two years;

     - the trading price range of the Company's securities over a period of three-years immediately preceding the preparation of the offer;

     - the analysis of two similar companies, Touchstone Applied Science Associates ("TASA") and Siboney Corporation and Subsidiaries ("SBON"), in the same industry with equal to or better than records of financial performance and similar size that had problems in increasing share prices as an OTCBB listed enterprise. The Company reviewed and compared the financial data presented in the table under the "Fairness of the Transaction" section of this disclosure document for TASA, SBON and the Company and compared the EBIT multiples indicated by market prices, noting that at the historical EBIT multiples shown, the Company is valued higher than either company on an average basis over the period;

     - the highly concentrated ownership of the company, with approximately 72% of the ownership in the hands of 15 stockholders, indicated the decision by any one of these stockholders to attempt to sell into the OTCBB market for the Company's securities would limit opportunities to other stockholders for share price appreciation and liquidity.

     - the sales of shares by one non-affiliated and two affiliated stockholders that occurred in the 2000 to 2003 calendar years when these stockholders liquated substantially all of their individual holdings. These sales of 207,430, 402,400 and 267,310 common shares over the period of three years are believed to be a significant contributing factor that have negatively impacted the value of the holdings of all company stockholders. During this same period, share price declined from a high of $1.70 to $0.09 per share or by 95%. The board believes that there are approximately twenty other current stockholders with holdings equal to or significantly larger than those above. The board is concerned that the possible future sale by any one of these material current stockholders will likely impact the value of the Company's securities for all company stockholders. It is believed these cited liquidation events underscore the significant volatility associated with the Company's securities listed on the OTCBB market, amplified by the Company's current concentrated ownership. These factors are believed to limit future liquidity opportunities for all stockholders and are a consideration in the board's decision to privatize.

     - the value being paid to the holders of less than 2,000 pre-Reverse Split shares is higher than the market value, based on the $0.48 closing price on June 20, 2005, the day before the announcement of the transaction, higher than the $0.52 closing price on April 13, 2006, (the day before the filing of Amendment No. 3 to the Company's
        Schedule 13E-3 and the date of the most recent determination by the Company's board of directors of the fairness of the Transaction), higher than the $0.39 per share net book value of the common stock on March 31, 2005, which is prior to announcement of the Transaction, higher than the $0.46 weighted average closing price for the 30 trading days ending on June 20, 2005; higher than the $0.41 weighted average closing price for the 60 days ending June 20, 2005; and higher than 10 times EBIT (earnings before interest and taxes, which was the premium price in an acquisition in our market segment (based upon reported transactions in the Transaction Record, published by Berkery Noyes and Company industry merger and acquisition advisory services). The 10 times EBIT multiple is derived solely from ProQuest Company acquisition of Voyager Expanded Learning in December of 2004, and, as such, may be not be indicative of common multiples based upon acquisition multiples in our industry. At December 31, 2004, our EBIT was $344,574 and ten times our EBIT would have been $3,445,740. The purchase price at ten times our EBIT would have been $0.24 per share. EBIT for the year ended December 31, 2005 of $240,398 would yield a value of $2,403,980 or $.17 per share. We calculate EBIT in the same manner that the EBIT of Voyager Expanded Learning was calculated. The board did not consider EBIT multiples for other going private transactions because the Company is unaware of any other companies in its industry that have "gone private." The Company's industry is the development and marketing of educational software to elementary, middle and secondary schools, adult literacy centers and vocational, junior and community colleges. The Company believes the EBIT multiples of Company's outside its industry that have gone private would not be useful in determining the cash-out price for the Company's shares. Further, public companies within its industry that may trade on the NYSE, AMEX and NASDAQ (NMS) are not relevant as a result of size, institutional investors' support to share price, analyst coverage and investor liquidity.

     - the issuance by the Company in March 2005 of debt that is convertible into common stock at $0.463 per share for 863,930.69 shares. This financing was the result of arms-length negotiation with an unaffiliated person with experience in the Company's industry. This recent financing represents the best terms that the Company could secure after discussions with various potential lenders and equity investors. See "Introduction - Background." The price per share at which the note may be converted to stock is the conversion rate in the debt instrument, and, as such, may not be indicative of the same price at which the Company's stock could be sold.

     - the ability of smaller stockholders to receive cash for their shares without being burdened by disproportionately high service fees or brokerage commissions; and

     - the ability of stockholders wishing to remain stockholders to purchase sufficient shares in advance of the effective date of the Transaction to cause them to own more than 2,000 pre-Reverse Split shares.

     The most weight was given to the pre-announcement historical price performance of the Company and its industry OTCBB peers. The board of directors believes that the increases in the stock price that occurred since the announcement represent an anomaly and are based on speculation since the increase occurred after the announcement of the buy back price and there was no other news released by the Company during the price increase period from June 20, 2005 through the end of the year, other than the second quarter loss of $486,441, a third quarter profit of $18,291 and the downsizing of Dolphin and the merger of this subsidiary into the Company and its operations and now classified as a division. Approximate equal weighting was given to the other factors. As discussed elsewhere in this Disclosure Document, the directors now believe that the market has absorbed the anomaly caused by the announcement of the Transaction and, as a result, the Company's stock price as of April 13, 2006, (the day before the filing of Amendment to the Company's Schedule 13E-3 and the date of the most recent determination by the Company's board of directors of the fairness of the Transaction), once again represented a value for the Company that is in line with the Company's past performance and future prospects. Based on this determination, the board of directors increased the cash out price for the Transaction to $.55 per share, which represented a slight premium over the market price of the Company's common stock on April 13, 2006 (the day before the filing of Amendment to the Company's Schedule 13E-3 and the date of the most recent determination by the Company's board of directors of the fairness of the Transaction). Additionally, the cash out price represents a slight premium over the market price of the Company's common stock on June 1, 2006 (the day before the filing of this latest amendment (Amendment No. 4) to the Company's Schedule 13E-3).

     The board of directors also considered the following potential adverse factors of the Transaction:

     - following the Transaction, the stockholders holding less than 2,000 shares of common stock before the Reverse Split will cease to hold any equity interest in the Company and will lose their ability to participate in the future growth of the Company, if any, or benefit from increases, if any, in the value of the Company. This factor is somewhat mitigated by the fact that these stockholders may purchase shares of our common stock before the Transaction to get over the 2,000 share threshold and avoid being cashed out;

     - the board did not retain a financial expert or receive a report from an independent party appraising the value of the shares to be cashed-out in the Transaction;

     - the Transaction is being effected under Nevada law without stockholder consent;

     - the board did not select an independent representative to act solely on behalf of the independent stockholders. This, coupled with the lack of stockholder vote, gave unaffiliated stockholders no say in negotiating the terms of the Transaction;

     - the market for Company stock will become extremely illiquid or even non-existent after the Transaction; and

     - the payment for fractional shares is a taxable transaction for stockholders.

Alternatives to the Transaction

     The board of directors considered the following alternative transactions to accomplish the reduction in the number of stockholders to fewer than 300 holders of record and then "go private," but ultimately determined the Transaction was the preferred method:

     (a) A cash tender offer - The board of directors believed a cash tender offer would not result in shares being tendered by a sufficient number of record stockholders so as to accomplish the "going private" objective. It was thought unlikely that many holders of small numbers of shares would make the effort to tender their shares of common stock and the cost of mounting and completing the tender offer could be significant in relation to the value of the shares of common stock sought to be purchased. Additionally, there was the risk that holders of greater than 2,000 shares would tender their shares, thereby causing us to expend significant amounts of cash and possibly not reduce the number of stockholders to less than 300; and

     (b) A purchase of shares in the open market - The trading market for our common stock is not particularly active; therefore, it would be highly unlikely that shares of common stock could be acquired by us from a sufficient number of record holders to accomplish the "going private" objective. This is especially true because there is no reason to believe that many record holders of fewer than 2,000 shares would be looking to sell their shares in response to open-market bids. Moreover, such a program could be construed as an issuer self-tender offer, resulting in regulatory compliance costs. Additionally, a purchase of shares in the open market would be subject to the same requirements of Section 13E-3 as the Transaction.

     The board of directors believed that "going private" through the Reverse Split was preferable to the alternatives listed above due to the negative factors listed in the description for each alternative listed above.

     The board of directors did not consider the following alternatives:

     (a) Selling the Company to a third party - The board did not consider selling the Company to a third party because the Company's principal stockholders were not interested in a sale of the Company. The principal stockholders were not interested in a sale of the Company because they believe that:

          1. The Company continues as a development stage enterprise and is continuously improving its content and technology. Its product and relationships with its customers are excellent;

          2. Its recent financial history and consolidated financial performance are largely a result of the Company's subsidiaries and action by management to sell or close these business units indicate improving future financial results;

          3. The Company's principal problem is marketing, selling and distribution coverage and continuous management focus on these areas will yield future improved results; and

          4. Any potential buyer would not provide the Company with a capitalized value at this time that exceeds the expected future impact of these efforts.

     The Company provided additional deference to its principal stockholders in this matter because, on a combined basis, the principal stockholders owned more than 50% of the Company's outstanding common stock and could therefore reject any proposed transaction. The board of directors and management believed it would be prudent to obtain the opinion of the principal stockholders with respect to any proposed transaction prior to expending the Company's limited resources pursuing a course of action that the principal stockholders would ultimately reject.

     (b) Remaining public - The board of directors did not further consider the possibility of the Company remaining public because the board had determined that the Company could no longer bear the cost of remaining public and still compete in its industry.

Fairness of Transaction

     Based on a recent analysis of the distribution of our stockholders we believe the Transaction would result in the cash-out of about 907,000 pre-Reverse Split shares of common stock (approximately 6.4% of the total outstanding) for a total cash-out amount of approximately $498,850. However, because holders can continue to buy and sell shares through the effective date of the Transaction, this figure might change. No single account can receive more than $1,099.45 in payment for its pre-Transaction common stock.

     We did not retain an outside party to provide a report or opinion relating to (i) the fairness of the cash consideration to be paid to unaffiliated stockholders holding fewer than 2,000 pre-Reverse Split shares or would otherwise be entitled to fractional shares as a result of the Forward Split, or (ii) the fairness of the Transaction to unaffiliated stockholders that would remain stockholders of the Company. No independent committee of the board of directors has reviewed or approved the fairness of the Transaction. No unaffiliated representative acting solely on behalf of the unaffiliated stockholders for the purpose of negotiating the terms of the Transaction or preparing a report concerning the fairness of the Transaction was retained by us or by our unaffiliated directors (indeed, we do not even have any unaffiliated directors). In spite of the factors listed above, the board of directors believes that the Transaction is fair to both its unaffiliated stockholders that will be cashed out in the Transaction and its unaffiliated stockholders that will remain stockholders of the Company for the reasons set forth in the remaining portions of this section.

Unaffiliated Stockholders to be Cashed-Out in the Transaction

     The board believes that the Transaction is fair to its unaffiliated stockholder who will be cashed-out in the Transaction. The conclusion of the board was based upon a variety of factors. Primary among these was the fact that most methods of calculating value yielded a share price below the amount that the Company is offering. These methods include liquidation value, going concern value (at 10 times EBIT), book value at both December 31, 2004 and December 31, 2005, and the average market capitalization at the time of the announcement, over the quarter preceding the announcement, over the year preceding the announcement, and on April 13, 2006 (the day immediately preceding the filing of Amendment No. 3 to the Company's Schedule 13E-3 and the date of the most recent determination by the Company's board of directors of the fairness of the Transaction) and for the time from June 21, 2005 through April 13, 2006 (the time from the announcement of the Transaction through the date immediately preceding the filing of Amendment No. 3 to the Company's Schedule 13E-3 and the date of the most recent determination by the Company's board of directors of the fairness of the Transaction).

     The board believes that actual sales of stock are the best indicators of value; however, the board recognizes that activity in the stock market for the Company's stock since the announcement of the Transaction has resulted in a stock price that, in the recent past, has been in excess of the current offering price. The board believes that this increased stock price was an anomaly that was based on speculation, and is solely the result of the announcement of the Transaction and therefore does not impact an assessment of intrinsic fairness. The board believes this because there was no other news regarding the Company during the post-announcement increase in the stock price other than the second quarter loss, the minimal third quarter gain and the downsizing of Dolphin, Inc. From February 1, 2006 through April 13, 2006 (the day before Amendment No. 3 to the Company's
Schedule 13E-3 was filed and the date of the most recent determination by the Company's board of directors of the fairness of the Transaction), the Company's stock price trended down from $0.70 per share to $0.52 per share. At that time, the board of directors determined that the market had absorbed most of the anomalous price increase that, in the opinion of the directors, had been caused by the announcement of the Transaction and that the Company's stock price once again represented a value for the Company that was reasonable considering the Company's financial condition and results of operations over the past several years. When the Company filed its original 13E-3 in connection with the Transaction on June 21, 2005, the board set the original cash out price at $0.50 per share, which was a premium over the $0.48 per share that the Company's stock had traded at the day prior to the announcement. Because the board believed that the Company's stock price was once again in line with its past performance and future prospects, the board determined that it should increase the cash out price to $0.55 per share so that stockholders would once again receive a slight premium over the market price of the Company's stock on April 13, 2006 (the day before Amendment No. 3 to the Company's Schedule 13E-3 was filed and the date of the most recent determination by the Company's board of directors of the fairness of the Transaction). Additionally, the cash out price represents a slight premium over the market price of the Company's stock on June 1, 2006 (the day before this latest amendment (Amendment
No. 4) to the Company's Schedule 13E-3 was filed). See the per share prices in the table below, the Comparative Financial Information on pages 22-23 and the high and low sales prices on page 3.

     The cash-out price of $0.55 reflects an 14.6% premium over the per share price of $0.48 as reported for the common stock on June 20, 2005, the day before the filing of the original Schedule 13E-3 in connection with the Transaction, a 5.7% premium over the per share price of $0.52 as reported for the common stock on April 13, 2006 (the date immediately preceding the filing of Amendment No. 3 to the Company's Schedule 13E-3 and the date of the most recent determination by the Company's board of directors of the fairness of the Transaction) and a 1.8% premium over the per share price of $0.54 as reported for the common stock on June 1, 2006 (the day before this latest amendment (Amendment No. 4) to the Company's Schedule 13E-3 was filed). The cash-out price reflects a 6.8% discount from the $0.59 weighted average closing price from June 21, 2005 (the date of filing the original
Schedule 13E-3 in connection with the Transaction) to April 13, 2006 (the date immediately preceding the filing of Amendment No. 3 to the Company's
Schedule 13E-3 and the date of the most recent determination by the Company's board of directors of the fairness of the Transaction); however, as discussed elsewhere in this Disclosure Document, the Company believes that the inflated prices following the announcement of the Transaction were an anomaly and that the Company's stock prices have just recently returned to a level that the Company considers to be reasonable in light of its past performance and future prospects.

     The going concern value is what the Company would be worth to another party if it acquired and continued to operate the Company, rather than liquidating the Company's assets. Based on a recent acquisition of another firm within the Company's industry, the Company believes that a 10 times EBIT multiple is a reasonable measure of the going concern value. Based on this assumption and 2004 EBIT of $344,574,, the value of the Company is $3,445,740, or $0.24 per share. EBIT for the year ending December 31, 2005 of $240,398 would yield a going concern value of $2,403,980 or $.17 per share.

     Liquidation value is what the assets of the Company are worth if sold as a set of assets (rather than as an operating business) after paying off all liabilities of the Company. Using this method, intangible assets are not considered and tangible fixed assets should be considered at fair market value of the depreciated asset which, in the case of the Company's depreciated assets, is book value. At December 31, 2004, the most the liquidation value of the Company could be was $362,019 or $0.03 per share (Current + Tangible Fixed Assets = $3,246,877 less Total Liabilities = $2,884,858). At December 31, 2005 the most the liquidation value could be was $614,348 or $.04 per share (Current + Tangible Fixed Assets = $3,905,938 less Total Liabilities = $3,291,590). The cash out price of $0.55 per share reflects a 1275% premium over the December 31, 2005 liquidation value per share.

     The book value of the Company at December 31, 2004 was $5,392,714 or $0.38 per share. The cash out price of $0.55 per share reflects a 45% premium over the December 31, 2004 book value per share. The book value of the Company at December 31, 2005 was $4,542,787 or $0.32 per share. The cash out price of $0.55 per share reflects a 72% premium over the December 31, 2005 book value per share.

     Discounted cash flow is a method of evaluating an investment by estimating future cash flows and taking into consideration the time value of money and the risk premium investors would demand to be compensated for the risk that the cash flow might not materialize. The mean discounted cash flow value of the Company based upon 2005 results and assuming a 5% growth rate and discount rates ranging from 20% to 30% was $6,774,000 or $0.48 per share. Management used a mix of past results, internal review of future sales by its reseller organization, expansion of its reseller organization and new product release schedules in an attempt to project future revenues. In addition, management reviewed the results of other companies operating in the same market segment to form a conclusion about the overall market conditions for the Company's products and the Company's prospects within that market. Management also considered the potential future effects on the Company's financial results from the cost savings that will result from the sale of Learning Pathways, the restructuring of Dolphin and the transaction costs of the privatization that are not recurring. In its latest 10-KSB and 10-QSB, the Company discussed concerns regarding the availability of educational funding and noted that residual effects on sales from the weather problems in the Gulf Coast region still linger. These concerns, coupled with the fact that sales in the Company's base business were flat in 2005 compared to 2004, were the factors that led the Company to use a modest growth projection of 5% per year. The Company used a range of 20% to 30% as a discount factor because that is the risk-adjusted rate of return that the Company believes an outside investor would require to invest in the Company's stock compared to the average market risk. The cash out price of $0.55 per share reflects a 14.6% premium over the discounted cash flow value per share.

     The table below summarizes the valuation of the Company under the methods described above, the value per share and the price per share offered by the Company.

Basis                                               Value      Per Share
---------------------------------------------    ----------    ---------
Liquidation Value (at 12/31/2005)                $  614,348      $0.04
Going Concern Value (10X EBIT at 12/31/2005)      2,403,980       0.17
Book Value (at 12/31/2005)                        4,542,787       0.32
Book Value (at 12/31/2004)                        5,392,714       0.38
Average Market Cap (3/21/2005-06/20/2005)         6,546,314       0.46
Average Market Cap (6/21/2004-06/20/2005)         6,560,298       0.46
Market Cap as of Announcement (06/20/2005)        6,784,061       0.48
Discounted cash flow (at 12/31/2005)              6,774,000       0.48
Average Market Cap (12/21/2004-06/20/2005)        7,163,329       0.51
Market Cap as of
 Most Recent Fairness Determination (4/13/2006)   7,349,400       0.52
Market Cap as of Latest Practicable
 Date (6/1/2006)                                  7,632,069       0.54
OFFER PRICE                                       7,773,404       0.55
Average Market Cap (6/21/2005-4/13/2006)          8,338,742       0.59

     Additionally, we identified two other companies that had similar financial performance characteristics to the Company and we have compared the historical market valuation of these companies to our historical market valuation for the last three fiscal years. In making the selection for comparative analysis, we selected companies that were (i) listed on the OTCBB, (ii) profitable reporting companies, and (iii) engaged in similar business in the educational technology segment of the educational products industry. These companies were also selected because they are of similar size, and profitability, after the elimination of unusual and one-time events that may have impacted financial performance in a single fiscal year. These companies were selected by management using public filings with the SEC to determine which companies fit the criteria set forth above.

                       COMPARATIVE FINANCIAL INFORMATION

     The following table shows comparative financial information and historical market valuations for the Company, Touchstone Applied Science Associates (TASA), and Siboney Corporation and Subsidiaries (SBON) for the three most recent fiscal years. TASA and SBON were the only two companies selected for comparison with the Company because they are the only two normally profitable companies in our industry that are listed on the Over-The-Counter Bulletin Board. Additionally, both TASA and SBON are of similar size and profitability to us, excluding certain one-time events, which are specified in the notes to the table below. The analysis in the table below only analyzes historical factors and does not take into account such items as projected earnings, projected cash flows or growth rates. The Company used the financial information presented below for its analysis because the Company's management believes these are the most useful metrics for measuring the performance of the Company. These two companies are highly similar to the Company as they both utilize technology and content to address the K-12 market for both assessment and instruction. They also utilize independent sales organizations and in-house telesales operations to access the school marketplace and may have regional market strengths that are different than the Company. Differences may also exist in grade range coverage of each company's content and assessment tools, the level of specialization in certain subject areas, and their individual approaches to instructional design. A short description of TASA and SBON is included in the footnotes to the table below.

                                         THREE MONTHS ENDED

Company                         AEDU            TASA            SBON

                              3/31/2006       1/31/2006       3/31/2006

Market Analysis Based on Average Stock Price for Period

Volume Weighted
Average Stock Price
For Period                 $       0.65    $       3.91    $       0.23

Stock Shares
Outstanding at
Period End                   14,133,461       2,909,738      16,930,419

Market Cap                 $  9,186,750    $ 11,377,076    $  3,893,996

EBIT                       $   (210,363)   $   (268,001)   $   (579,640)

Market Cap as
Multiple of EBIT                 (43.67)         (42.45)          (6.72)

Revenues                   $  1,858,200    $  3,074,014    $  1,495,404


                                         FISCAL YEAR ENDED

Company                         AEDU            TASA            SBON

                             12/31/2005      10/31/2005      12/31/2005

Market Analysis Based on Average Stock Price for Period

Volume Weighted
Average Stock Price
For Period                 $       0.53    $       3.47    $       0.29

Stock Shares
Outstanding at
Period End                   14,133,461       2,795,250      17,030,419

Market Cap                 $  7,490,734    $  9,699,518    $  4,938,822

EBIT                       $    240,398    $    697,662    $ (1,966,267)

Market Cap as
Multiple of EBIT                  31.16           13.90           (2.51)

Revenues                   $  9,819,396    $ 11,686,649    $  7,544,703

                                         FISCAL YEAR ENDED

Company                         AEDU            TASA            SBON

                             12/31/2004      10/31/2004      12/31/2004

Market Analysis Based on Average Stock Price for Period

Volume Weighted
Average Stock Price
For Period                 $       0.41    $       3.11    $       0.36

Stock Shares
Outstanding at
Period End                   14,133,461       2,627,703      17,407,919

Market Cap                 $  5,794,719    $  8,172,156    $  6,266,851

EBIT                       $    344,574    $  1,291,548    $    580,107

Market Cap as
Multiple of EBIT                 16.82             6.33           10.80

Revenues                   $10,399,865      $11,185,254     $10,182,717


                                         FISCAL YEAR ENDED

Company                         AEDU            TASA            SBON

                             12/31/2003      10/31/2003      12/31/2003

Market Analysis Based on Average Stock Price for Period

Volume Weighted
Average Stock Price
For Period                 $       0.35    $       1.13    $       0.24

Stock Shares
Outstanding at
Period End                   14,133,461       2,603,453      17,591,079

Market Cap                 $  4,946,711    $  2,941,902    $  4,221,859

EBIT                       $    535,901    $  1,043,982    $    704,542

Market Cap as
Multiple of EBIT                   9.23            2.82            5.99

Revenues                   $  8,598,868    $  9,761,638    $  8,752,789

The average market cap as a multiple of EBIT for the period 2003 through 2005 is 19.07 for AEDU, 7.68 for TASA and 4.76 for SBON.

At June 1, 2006 AEDU had a closing stock price of $0.54 and a market cap of $7,632,069, TASA had a closing stock price of $3.50 and a market cap of $10,184,083 and SBON had a closing stock price of $0.18 and a market cap of $3,047,475. We have assumed there have been no changes in shares outstanding at TASA and SBON since their most recent public filing.

1. Touchstone Applied Science Associates (TASA) principal activity is to develop, publish and distribute proprietary instructional and assessment products to elementary and secondary schools, colleges and universities throughout the United States. TASA's operations are carried out through two segments: Assessment and Instructional. The Assessment segment designs, develops and evaluates assessment needs for schools, school districts and test and textbook publishers. The Instructional segment designs, publishes and distributes 'consumable' student workbooks for grades K-6 and creates and publishes books, pamphlets and test preparation materials for teachers, students and parents.

2. Siboney Corporation (SBON) is engaged in the publishing of educational software primarily for schools. SBON's educational software is designed for use in teaching reading, language arts, writing, math, science and English as a Second Language for students in grades kindergarten through adult.



NOTES: EBIT for The American Education Corporation does not include the write off of goodwill of $1,215,015 in 2005 and the impairment of subsidiary of $1,150,000 for FY 2004

        EBIT for Touchstone Applied Science Associates does not include gain
        (loss) from sale/leaseback of assets of $125,439 for FY 2005, $125,439 for FY 2004, and $41,813 for FY 2003.

        EBIT for Siboney Corporation And Subsidiaries does not include Litigation Settlement Expense of $614,949 for FY 2004

        EBIT for Siboney Corporation And Subsidiaries does not include gains
        (loss) from sale of assets of ($3,085) for 2005 and $219,780 for FY
        2004

     The Company believes that the most salient point of the comparative information presented in the table is that the only time the value of these similar companies represented an EBIT multiple in excess of the EBIT multiple of the Company represented by the cash-out price being offered in this Transaction was after two consecutive years of growth in EBIT of approximately 29% percent per year (in the case of TASA in 2002 and 2003). Other significant variations in performance seemed to have little impact on stock price. Companies that are the size of these comparable companies have limited or no analyst coverage and therefore many of the good or exciting things that OTCBB companies do tend not to be noticed. The board therefore concluded that stockholders whose holdings are less than 2,000 shares would be fairly treated by having the option to cash out shares at a price that is higher as a multiple of EBIT than the value typically attributed by the market to the Company and similar OTCBB listed companies in the same industry.

     Given the current and increasing cost of remaining public and after careful consideration of the facts revealed in the board's detailed comparative analysis of other public companies presented above, as well as the above cited "Factors Considered by the Board of Directors", we believe that the Transaction proposed is in the best interest of the remaining stockholders, employees and stakeholders and fair to the holders of less than 2,000 current shares who will no longer have an investment in the Company.

     The board also considered the terms of a recent investment in the Company by an unaffiliated investor in determining whether the cash-out price was fair to unaffiliated stockholders being cashed-out in the Transaction. On March 30, 2005, the Company entered into a Convertible Note Purchase Agreement with David J. Smith (the "Note Purchaser"). Pursuant to the terms of the Agreement the Company issued the Note Purchaser an unsecured 8% Subordinated Convertible Note (the "Note") in the original aggregate principal amount of $400,000. All principal and interest on the
Note is due and payable on March 30, 2007. The Note is convertible at any time at the Note Purchaser's option into shares of the Company's common stock at the initial conversion price of $0.463 per share (the "Conversion Price"), subject to certain anti-dilution adjustments. Based upon the current Conversion Price, the Note is convertible into 863,930.89 shares of the Company's common stock. The Company has the option to issue any fractional shares or to pay cash in lieu of any fractional shares. The purchaser is an experienced, senior-executive level manager with knowledge of the industry. The board believes that this recent, negotiated transaction is reflective of the value of the Company and considered the terms of the Note, along with the other factors listed above, in determining the fairness of the Transaction. However, the price per share at which the Note may be converted is a conversion price only and just one part of a complex transaction. As a result, the conversion price of the Note may not be the same price at which the Company's stock could be sold.

     The board of directors believes that the Transaction is fair to all unaffiliated stockholders, including unaffiliated stockholders that purchased shares of the Company's stock at prices in excess of the cash-out price, or $0.55 per share. Any stockholder who is cashed-out as a part of this Transaction that purchased shares of the Company's stock for more than $0.55 per share will experience a loss a result of the Transaction. Present stockholders (including those whose shares are expected to be cashed out) generally will have an opportunity both to evaluate all of the information contained herein and to compare the potential value of an investment in the Company with that of other available investments. The board of directors believes that the Transaction is procedurally fair to our unaffiliated stockholders because the Transaction is being effected in accordance with all requirements under Nevada law and the stockholders are provided with dissenter's rights of appraisal under Nevada law. In addition, between the date hereof and the effective date of the Transaction, all stockholders of the Company will have an opportunity to buy or sell in the public market a number of pre-Reverse Split shares so that holders who would otherwise be cashed out in whole or in part can continue to be stockholders and continuing holders can also divide or sell a portion of their existing holdings as to become cashed-out stockholders as to some of all or their pre-Reverse Split shares. However, the lack of liquidity in the Over-The-Counter Bulletin Board may limit the ability of stockholders to either buy or sell their shares at a satisfactory price. We have noted that since the June 20, 2005 announcement, a number of holders have increased their holdings and other holders have sold their stock. We believe that the passage of time has allowed holders to implement their decision to remain a stockholder or find other investment opportunities. None of our directors or affiliates is expected to act so as to become a wholly cashed-out stockholder. We believe that, in making their decision to determine the $0.55 pre-Reverse Split cash-out price and the $11.00 per post-Reverse split cash-out price, our directors were conscious of the importance of the issues (including those that adversely affect continuing stockholders as well as those that affect cashed-out stockholders) and acted in accordance with their fiduciary duties to the Company and its stockholders. The

Transaction was approved by all of the directors of the Company, including directors who are not employees of the Company.

Unaffiliated Stockholders that will not be Cashed-Out in the Transaction

     The board of directors believes that the Transaction is fair to its unaffiliated stockholders that will not be cashed-out as a result of the Transaction because these stockholders can divide or sell a portion of their existing holdings so that they will be cashed out in the Transaction. These stockholders will no longer have the advantage of owning shares that are traded, albeit thinly, on a public market; however, the board believes that the operating advantages that the Company will gain as a result of not having to comply with the 1934 Act will result in the Company becoming more profitable. If the Company is more profitable then the value of its shares should increase, even though that value will be negatively affected by the lack of public market for the shares. We have noted that since the June 20, 2005 announcement, a number of holders have increased their holdings and other holders have sold their stock. We believe that the passage of time has allowed holders to implement their decision to remain a stockholder or find other investment opportunities.

     The board believes that going private will (i) eliminate the costs associated with preparing and filing documents under the 1934 Act, (ii) eliminate or reduce the costs and other burdens associated with being a 1934 Act registrant, including the costs of complying with Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal control over financial reporting, (iii) avoid the requirements of regular mandatory disclosure of our financial information and management analysis not only to the public, but also to our competitors and commercial counterparties, even when such disclosure would be adverse to a Company objective, (iv) reduce the costs of administering stockholder accounts and responding to stockholder requests, and (v) provide greater flexibility in the management and governance of the Company.

Reasoning of Specific Board Members

Certain members of the Company's board of directors will remain as both stockholders and directors of the private company. These individuals may be considered "affiliates" under Rule 12b-2 of the 1934 Act and, as such, the SEC requires that these individuals express their views as to the substantive and procedural fairness of the Transaction to the Company's stockholders. Each director considered all of the factors under "Factors Considered by the Board of Directors" with special emphasis on the matters set forth for each director below:

     Jeffrey E. Butler, Chairman and Director, will remain a director and stockholder in the Company. Mr. Butler believes that the substantive and procedural elements of the Transaction, as proposed, are fair to the unaffiliated stockholders to be cashed out in the Transaction for the following reasons: (i) The Company's major unaffiliated and affiliated stockholders do not have an option to secure liquidity for their holdings without damaging the share value of the unaffiliated stockholders. (ii) The trading history and market for the Company's securities have proven to be illiquid and volatile. (iii) All stockholders are exposed to the possibility that one or more affiliated stockholder or a substantial unaffiliated stockholder may find it necessary to sell a major portion of his/her holdings. History indicates that such position liquidations negatively impact share values of all other stockholders. (iv) The concentrated ownership of a large portion of the Company's outstanding shares, combined with the above factors, hinder potential future returns for all stockholders. (v) Procedurally, the terms of the proposed Transaction and various Company notices provide ample opportunity for all investors to remain invested, liquidate or reduce the size of their financial involvement in the Company. For those unaffiliated stockholders directly affected there is a lower cost exit option at a fair price and a premium to the historical average share price trading range, as well as an opportunity to increase their investment to remain an investor in the Company. Mr. Butler believes that the Transaction is fair to the unaffiliated stockholders that will not be cashed-out in the Transaction for the same reasons as provided under "SPECIAL FACTORS-Fairness of the Transaction-Unaffiliated Stockholders that will not be Cashed-Out in the Transaction."

     Monty McCurry, Director, will remain a director and stockholder in the Company. Mr. McCurry believes that the substantive and procedural elements of the Transaction, as proposed, are fair to the unaffiliated stockholders to be cashed-out in the Transaction for the following reasons: (i) The trading history and market for the Company's securities have proven to be illiquid and volatile. (ii) The Transaction represents an opportunity for smaller stockholders to secure a cash-out at a premium to the recent three-year historical price averages without brokerage-related costs. (iii) Conversely, at their sole judgment, the smaller stockholders may elect to invest modest amounts of additional capital to maintain an ownership position for the longer term while management seeks to continue to improve the business and secure liquidity for all owners of the business at a point in the future.
(iv) Larger unaffiliated stockholders have a number of options to liquidate at near three year highs or acquire additional shares and remain associated with a private company in a belief that a future exit strategy will develop.
(v) Procedurally, the Company has conducted significant investigation into the public market value of the Company and expended appropriate resources in an effort to fairly document the Transaction as well as to notify and advise its stockholders of their individual options and rights relating to the Transaction. Mr. McCurry believes that the Transaction is fair to the unaffiliated stockholders that will not be cashed-out in the Transaction for the same reasons as provided under "SPECIAL FACTORS-Fairness of the Transaction-Unaffiliated Stockholders that will not be Cashed-Out in the Transaction."

     Stephen Prust, Director, will remain a director and stockholder in the Company. Mr. Prust believes that the substantive and procedural elements of the Transaction, as proposed, are fair to the unaffiliated stockholders to be cashed-out in the Transaction for the following reasons: (i) All affiliated and unaffiliated investors that are involved with the Company as investors have historically been provided limited opportunity to secure both liquidity and returns on their investment. Mr. Prust believes that this limitation is a result of both the Company's highly concentrated ownership and the nature of the OTCBB market. (ii) The trading history and market for the Company's securities have proven to be illiquid and volatile. (iii) The Company's offer in connection with the Transaction is fair as it provides an exit for smaller unaffiliated investors, but also provides the option for them to remain stockholders. The offer is consistent with a significant trading range history in the sixty days prior to June 20, 2005, is consistent with the Company's stock price at April 13, 2006 (the date immediately preceding the filing of Amendment No. 3 to the Company's
Schedule 13E-3 and the date of the most recent determination by the Company's Board of Directors of the fairness of the Transaction) and is consistent with valuations based upon the Company's financial performance.
(iv) Procedurally, the Company has examined appropriate relevant facts and circumstances, made available options to its stockholders to provide these stockholders with the necessary opportunities to control their investment position in the future business. Mr. Prust believes that the Transaction is fair to the unaffiliated stockholders that will not be cashed-out in the Transaction for the same reasons as provided under "SPECIAL FACTORS-Fairness of the Transaction-Unaffiliated Stockholders that will not be Cashed-Out in the Transaction."

     Newton Fink, Director, will remain a director and stockholder in the Company. Mr. Fink believes that the transaction is fair to the unaffiliated stockholders to be cashed out in the Transaction for the following reasons:
(i) The trading history and market for the Company's securities have proven to be illiquid and volatile. (ii) The price offered to unaffiliated stockholder is consistent with the trading range history; and the terms of the proposed Transaction allows those stockholders who wish to remain involved to do so by making, a modest, incremental investment. (iii) Unaffiliated stockholders have had the opportunity to liquidate or adjust their ownership given the early pre-announcement by the Company and the length of time inherent to this privatization process. The subsequent trading post transaction announcement would seem to indicate that this realignment in non-affiliate ownership has taken place. (iv) The procedures utilized by management and the board with the resources available to them provide for a number of investment options for all classes of stockholders and the terms presented in the proposed Transaction appear to be fair and procedurally sound. Mr. Fink believes that the Transaction is fair to the unaffiliated stockholders that will not be cashed-out in the Transaction for the same reasons as provided under "SPECIAL FACTORS-Fairness of the Transaction-Unaffiliated Stockholders that will not be Cashed-Out in the Transaction."

Stockholder Approval

     Pursuant to Section 78.207 of the Nevada General Corporation Law (Nevada Revised Statutes), a corporation that wants to increase or decrease the number of authorized shares of stock, and correspondingly increase or decrease the number of issued and outstanding shares of stock held by each stockholder, may do so by resolution of the board of directors without stockholder approval; provided that (i) less than 10% of the outstanding shares are exchanged for cash in lieu of fractional shares, and (ii) the increase or decrease in any class or series of stock does not adversely affect any preference or other right of any other class or series of stock. The Company is unaware of any judicial decisions or other interpretations of
Section 78.207, and, as such, has not considered any judicial decisions or other interpretations of the statute.

     We anticipate that of the Reverse Split and the Forward Split will result in less than 10% of the common stock of the Company that was outstanding prior to the Reverse Split being exchanged for cash in lieu of fractional shares. Further, the common stock is the only class of stock of the Company that is outstanding. Therefore, Section 78.207 of the Nevada General Corporation Law authorizes the Company to consummate the Reverse Split and the Forward Split without submitting the issue to a vote of the stockholders. The Certificate of Change that the Company must file with the Nevada Secretary of State to effect the Reverse Split and the Forward Split will provide that neither the Reverse Split nor the Forward Split will be effective if they, individually or collectively, result in more than 10% of the common stock of the Company being exchanged for cash in lieu of fractional shares. Additionally, in the unlikely event that the Reverse Split and the Forward Split would result in more than 10% of the common stock of the Company being exchanged for cash in lieu of fractional shares, the Company will immediately file a subsequent Certificate of Change to its Articles of Incorporation to ensure that the effects of the Reverse Split and the Forward Split have not become effective. In that event, the Company anticipates taking necessary corporate action to obtain stockholder approval of the Transaction.

Reports, Opinions, Appraisals and Negotiations

     The Company has not received any report, opinion or appraisal from an outside party that is materially related to the Transaction

    See also "Other Issues related to the Transaction - Material Federal Income Tax Consequences."

Access Rights

     No provision has been made to grant unaffiliated stockholders access to our corporate files or to obtain counsel or appraisal services at our expense.

Reservation

     The Company reserves the right to abandon the transaction any time before the filing of the necessary amendments to the Articles of Incorporation with the Nevada Secretary of State. The Company also reserves the right to delay the Transaction for any reason.

Structure of the Transaction

     The Transaction consists of two steps: (i) the Reverse Split (with a cash payment in lieu of receipt by a stockholder of less than 2,000 pre-Reverse Split shares) and (ii) the Forward Split of the common stock (with a cash payment in lieu of fractional shares). The Effective Date will be the date we file the Certificate of Change amending our Articles of Incorporation to reduce the number of authorized shares of common stock to 15,000. We will issue a press release ten days prior to the date we intend to file to give stockholders advance notice of the Transaction. As a result, each stockholder of record or beneficial stockholder on the Effective Date will receive one share of common stock for every 2,000 pre-Reverse Split shares held in his or her account as of the Effective Date. Any stockholder of record who holds fewer than 2,000 pre-Reverse Split shares in his or her account at the time of the Reverse Split (a "Cashed-Out Stockholder") will receive a cash payment on the basis of $0.55 per pre-Reverse Split share and will no longer be a stockholder of the Company after the Transaction.

     Immediately following the Reverse Split and the payment to the Cashed-Out Stockholders, we will affect the Forward Split by amending our Articles of Incorporation to increase the number of authorized shares of common stock to 1,500,000. As a result, all stockholders who are not Cashed-Out Stockholders will receive in the Forward Split, effective on the day after the Reverse Split, 100 shares of common stock for every one share of common stock they held following the Reverse Split. If a stockholder of record would hold a fractional share in his or her account after the Forward Split, such stockholder will receive a cash payment of $11.00 per pre-Forward Split share, or portion thereof, attributable to such fractional share in lieu of receiving such fractional share (a "Partially Cashed-Out Stockholder").

     We intend for the Transaction to treat stockholders holding common stock in street name through a nominee (such as a bank or broker) in the same manner as stockholders whose shares are held of record in their own names, and nominees will be instructed to effect the Transaction for their beneficial holders. Accordingly, we also refer to those street name holders who receive a cash payment instead of fractional shares as "Cashed-Out Stockholders." However, nominees may have different procedures and stockholders holding shares in street name should contact their nominees.

     In general, the Transaction can be illustrated by the following examples. The amounts in these examples are gross amounts and do not take into consideration the effect of income tax or tax withholding. See "Material Tax Consequences."

      Hypothetical Scenario                           Result
Mr. Smith is a stockholder who            Instead of receiving a
holds 1,000 shares of common              fractional share of common
stock in his account before               stock immediately after the
the Transaction.                          Reverse Split, Mr. Smith's
                                          shares will be converted into
                                          the right to receive cash.  Mr.
                                          Smith would receive $550 ($0.55
                                          x 1,000 shares).  Note:  If Mr.
                                          Smith wants to continue his
                                          investment in the Company,
                                          before the Effective Date, he
                                          can buy at least 1,000 more
                                          shares.  Mr. Smith would have to
                                          act far enough in advance of the
                                          Transaction so that the purchase
                                          is completed and the additional
                                          shares are credited in his
                                          account by the Effective Date.

Ms. Jones has two separate                Ms. Jones will receive cash
accounts.  As of the                      payments equal to the cash-out
Effective Date, she holds                 price of her common stock in
1,000 shares of common stock              each account instead of
in one account and 1,500 shares           receiving fractional shares.
of common stock in the other.             Ms. Jones would receive two
                                          checks totaling $1,375 ($0.55 x
                                          1,000 shares; and $0.55 x 1,500
                                          shares).  Note:  If Ms. Jones
                                          wants to continue her investment
                                          in the Company, she can
                                          consolidate or transfer her two
                                          accounts before the Effective
                                          Date into an account with at
                                          least 2,000 pre-Reverse Split
                                          shares.  Alternatively, she can
                                          buy at least 1,000 more shares
                                          for the first account and 500
                                          more shares for the second
                                          account, and hold them in her
                                          respective accounts.  She would
                                          have to act far enough in
                                          advance of the Transaction so
                                          that the consolidation or the
                                          purchase is completed by the
                                          Effective Date.

Mr. Walker holds 10,000 shares            After the Transaction,
of common stock as of the                 Mr. Walker will hold 500
Effective Date.                           shares of common stock

Mr. Jackson holds 21,000 shares           In the Reverse Split,
of common stock as of the                 Mr. Jackson's stock is
Effective Date.                           combined into 10.5 shares.
                                          In the Forward Split, the
                                          10.5 shares will be split into
                                          1,050 shares of common stock.

Ms. Harris holds 1,000 shares             We intend for the Transaction
of common stock in street name            to treat stockholders holding
in a brokerage account as of              shares of common stock in
the Effective Date.                       street name  through a nominee
                                          (such as a bank or broker) in
                                          the same manner as stockholders
                                          whose shares are registered in
                                          their names.  Nominees will be
                                          instructed to effect the
                                          Transaction for their beneficial
                                          holders.  If this occurs, Ms.
                                          Harris will receive, through her
                                          broker, a check for $550 ($0.55
                                          x 1,000).  However, nominees may
                                          have a different procedure and
                                          stockholders holding shares of
                                          common stock in street name
                                          should contact their nominees.

Effects of the Transaction

     Our Articles of Incorporation, as amended, currently authorize the issuance of 30,000,000 shares of common stock and 50,000,000 shares of preferred stock, for an aggregate of 80,000,000 shares. As of May 31, 2006, 14,133,461 shares of common stock were outstanding, and no shares of preferred stock were outstanding. Based upon our best estimates, if the Transaction had been consummated as of May 31, 2006, the number of outstanding shares of common stock would have been reduced by the Transaction from 14,133,461 to approximately 13,227,000. This would have reduced the number of holders of record of common stock from approximately 2,300 to approximately 105 or by approximately 2,195 stockholders of record and would also have reduced our number of street-name stockholders from an estimated 800 to an estimated 170 or by approximately 630 street-name stockholders.

     Our common stock is currently registered under Section 12(g) of the 1934 Act and, as a result, we are subject to the periodic reporting, the liability provisions such as the anti-fraud provisions of Section 10, and other requirements of the 1934 Act. As a result of the Transaction, we will have less than 300 holders of record of our publicly-traded common stock, and the requirement that the Company maintain its registration under the 1934 Act will become terminable. Upon the completion of the Transaction, we could, and would, elect to become a "private" company. As a result of the Company's deregistration, our shares of common stock will no longer have an effective trading market, and as a practical matter will no longer be publicly traded or quoted on the over-the-counter market. In addition, following the Transaction we and our insiders will no longer be required to file periodic and other reports with the SEC, and we will formally terminate our reporting obligations under the 1934 Act. As a result of the Transaction, the Company will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act. Additionally, the officers of the Company will no longer be required to certify the accuracy of the Company's financial statements.

     Upon consummation of the Transaction, stockholders (including unaffiliated stockholders) that own less than 2,000 shares of the Company's common stock will be required as a result of the Reverse Stock Split to surrender their shares involuntarily in exchange for the cash-out price, which was determined solely by the Company's board of directors. As a result, those stockholders will not have the right to liquidate their shares at a time or for a price of their own choosing.

     The Transaction constitutes a part of a "going private" transaction under the U.S. securities laws.

     Based on the aggregate number of shares owned by holders of less than 2,000 pre-Reverse Split shares as of April 30, 2006, and the estimated number of other fractional shares that would result from the Forward Split, we estimate that payments of cash in lieu of the issuance of fractional shares will total approximately $498,850 in the aggregate. No stockholder with a single account can receive more than $1,099.45.

     The effects on the authorized capital of the Company and its outstanding options set forth below reflect the changes resulting after the consummation of both the Reverse Split and the Forward Split. The common stock will have a $0.50 par value and the number of authorized common shares will be 1,500,000 shares following consummation of the Transaction. The conversion price for the outstanding convertible note will change to $8.00 per share for convertible notes other than Mr. Smith's, whose conversion rate will change to $9.26 per share. The Company currently has 4,242,044 stock options issued and outstanding with exercise prices ranging from $0.13 to $0.63 per share. Upon consummation of the Transaction, each outstanding stock option will be adjusted so that it is exercisable for one share after the Transaction for every 20 shares that it was exercisable for prior to the Transaction. The exercise price for such options after the Transaction will be 20 times the exercise price prior to the Transaction. After the Transaction, we will have a total of 212,102 stock options outstanding with
exercise prices ranging from $2.60 to $12.60.   The amount of unissued stock
options in any Company stock option plan will be reduced such that the plan will have one (1) stock option available for issuance after the Transaction for every 20 shares that it had available for issuance prior to the Transaction.


                     OTHER ISSUES RELATED TO THE TRANSACTION

Potential Conflicts of Interest

     The executive officers and directors of the Company may have interests in the transaction that are different from your interests as a stockholder. The officers and directors of the Company will remain as such and affiliated stockholders, by virtue of the size of their stock holdings, will have a proportionately greater number of shares and voting power.

Dissenters' Rights

     If you hold shares of the Company's common stock and you do not wish to accept the cash payment in lieu of fractional shares, then Chapter 92A, Sections 300 through 500 inclusive, of the Nevada Revised Statutes ("Chapter 92A") provide that you may elect to have the Company purchase your pre-Reverse Split shares for a cash price that is equal to the "fair value" of such shares (exclusive of any appreciation or depreciation in connection with the proposed transactions). The fair value of your shares will be determined as of the day before the Reverse Split.

     Chapter 92A is set forth in its entirety in Exhibit A to this Disclosure Document. If you wish to exercise your dissenters' rights or preserve the right to do so, you should carefully review Exhibit A. If you fail to comply with the procedures specified in Chapter 92A in a timely manner, you may loose your dissenters' rights. Because of the complexity of those procedures, you should seek the advice of counsel if you are considering exercising your dissenters' rights.

     Within 10 days after the Effective Date of the reverse split and the forward split, the Company will send a written notice (a "Dissenters' Rights Notice") to all the record stockholders of the Company. The Dissenters' Rights Notice will be accompanied by (i) a form for demanding payment from the Company; (ii) a copy of the provisions of Chapter 92A; and (iii) a brief description of the procedures that the stockholder must follow to exercise his or her dissenter's rights. In order to remain eligible to exercise dissenters' rights under Chapter 92A, a stockholder must take the following actions within thirty (30) days of the date that the Dissenters' Rights Notice was mailed:

     - Deliver a written demand for payment on the form provided in the Dissenters' Rights Notice; and

     - Deliver the certificates representing the dissenting shares to the Company in the manner set forth in the Dissenters' Rights Notice.

     Within thirty (30) days after receipt of a demand for payment, the Company shall pay each dissenter who complied with the provisions of Chapter 92A the amount the Company estimates to be the fair value of such shares, plus interest from the effective date of the Reverse Split. The rate of interest shall be the average rate currently paid by the Company on its principal bank loans. If a dissenting stockholder disagrees with the amount of the Company's payment, the dissenting stockholder may, within (30) days of such payment, (i) notify the Company in writing of his or her own estimate of the fair value of the dissenting shares and the amount of interest due, and demand payment of such estimate, less any payments from the Company, or (ii) reject the offer by the Company if he or she believes that the amount offered by the Company is less than the fair value of his or her shares or that the interest due is incorrectly calculated.

     If a demand for payment remains unsettled, the Company is required to commence a proceeding in the Clark County, Nevada district court within sixty (60) days after receiving the demand. Each dissenter who is made a party to the proceeds shall be entitled to a judgment in the amount, if any, by which the court finds the fair value of the dissenting shares, plus interest, exceeds the amount paid by the Company. If a proceeding is commenced to determine the fair value of the common stock, the costs of such proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court, shall be assessed against the Company, unless the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable if the court finds that (i) the Company did not comply with Chapter 92A or (ii) the dissenting stockholders acted arbitrarily, vexatiously or not in good faith with respect the rights of such stockholders provided by Chapter 92A.

Exchange of Stock Certificates

     UMB Bank, n.a. will serve as exchange agent to receive stock certificates of the Company from and to send cash payments to our stockholders entitled to receive them. A copy of the Company's form of exchange agent agreement with UMB is included as Exhibit D to this Disclosure Document. Promptly following the effective date of the Transaction, the exchange agent will send a letter of transmittal to each Stockholder which will describe the procedures for surrendering stock certificates in exchange for cash consideration or certificate representing post-Transaction shares. Upon receipt of the certificates and properly completed letters of transmittal, the exchange agent will, within approximately 20 business days, make the appropriate cash payment and, where applicable, deliver the new stock certificates to the remaining stockholders of the Company. No interest will accrue on the cash consideration payable pursuant to the terms of the Transaction.

Material Federal Income Tax Consequences

     The following is a discussion of the material anticipated federal income tax consequences of the Transaction to stockholders of the Company. It should be noted that this discussion is based upon the federal income tax laws currently in effect and as currently interpreted. This discussion does not take into account possible changes in such laws or interpretations, including any amendments to applicable statutes, regulations and proposed regulations, or changes in judicial or administrative rulings, some of which may have retroactive effective. This discussion does not purport to address all aspects of the range of possible federal income tax consequences of the Transaction and is not intended as tax advice to any person. In particular, and without limiting the foregoing, this discussion does not account for or consider the federal income tax consequences to stockholders of the Company in light of their individual investment circumstances or to holders subject to special treatment under the federal income tax laws (for example, life insurance companies, regulated investment companies, and foreign taxpayers). This discussion does not discuss any consequence of the Transaction under any state, local or foreign tax laws.

     No ruling from the Internal Revenue Service will be obtained regarding the federal income tax consequences to the stockholders of the Company in connection with the Transaction. The Company has not received an opinion of counsel regarding the federal income tax consequences to the Company and its stockholders in connection with the Transaction. However, each stockholder is encouraged to consult his or her tax adviser regarding the specific tax consequences of the Transaction to such stockholder, including the application and effect of federal, state, local and foreign taxes, and any other tax laws.

     The board of directors believes that the Transaction will be a recapitalization constituting a reorganization under Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, the Transaction should be tax-free to the Company, and stockholders should have the following tax consequences. Pursuant to Section 354(a)(i) of the Code, no gain or loss will be recognized by a stockholder who does not receive cash in the Transaction. A stockholder who receives only cash in the Transaction (which cannot exceed $1,099.45) will be treated as having had the stockholder's fractional share interest redeemed under Section 302 of the Code. Because all of the stockholder's interest is terminated,
Section 302(b)(3) of the Code is applicable and the cash is treated as full payment in exchange for the fractional share interest. The stockholder will recognize a gain or loss equal to the difference, if any, between the amount received and the basis for the common stock redeemed, and such gain or loss, if any, will generally constitute capital gain or loss if the fractional share interest is held as a capital asset at the time of the sale.

     A stockholder who receives both common stock and cash in the Transaction will not recognize gain or loss on the stock received in the exchange. The cash received in lieu of fractional shares will be treated under Section 302 of the Code as having been received in redemption of the fractional shares interest. If the redemption does not result in a meaningful reduction in the stockholder's proportionate interest in the Company, the cash payment is essentially equivalent to a dividend within the meaning of Section 302(d) of the Code as a distribution to which Section 302 of the Code applies. Stockholders who are not cashed out will not have a reduction in the proportionate interest in the Company; in fact, each such Stockholder's proportionate interest in the Company will increase as a result of the recapitalization. Accordingly, the amount of the cash received which is a dividend will be included in gross income. The cash will be a dividend to the extent it is paid out of earnings and profits for the year in which the distribution is made, without regard to the amount of earnings and profits at the time the distribution is made. The Company will send a letter to stockholders who are partially cashed-out advising them of the Company's earnings and profits for fiscal year 2006 as soon as practicable after the end of the year. The maximum amount of cash to be received by any stockholder who is not completely cashed-out will be the fractional share interest to which such stockholder would otherwise be entitled multiplied by $11.00.

     The tax basis of the new common stock received by holders of common stock will be the same as the tax basis of the common stock exchanged therefore, minus (in the case of cash that is not treated as a dividend to partially cashed-out stockholders) the basis allocated to the cashed-out fractional share interest, and the holding period of the new common stock in the hands of holders of new common stock will include the holding period of their common stock exchanged therefore, provided that such common stock was held as a capital asset immediately before the exchange.

     For the purposes of Section 302 of the Code, the attribution provisions of Section 318 of the Code apply. Stockholders should consult with their tax advisors to see if stock held by a family member or a partnership, estate, trust or corporation may be considered as owned by the stockholder for the purpose of determining whether or not the stockholder has been totally or partially cashed-out.

     Certain cashed-out stockholders and partially cashed-out stockholders may be subject to information reporting with respect to the cash received in exchange for their fractional shares of common stock. If you are subject to information reporting and do not provide appropriate information when requested, you may also be subject to backup withholding at the rate of 28%. Any amount withheld from you under such rules is not an additional tax and may be refunded or credited against your federal income tax liability, provided that the required information is properly furnished in a timely manner to the IRS.

Source and Amount of Funds

Source of Funds

The funds to be used in the transaction (approximately $498,850) will come from working capital and, possibly, the Company's existing line of credit. The Company estimates that through the end of July 2006, the Company will have receipts of approximately $2,800,000 and disbursements of approximately $2,400,000 (including the expenses of this Transaction). As of June 1, 2006, the Company has approximately $330,000 in cash and an unused line of credit of $550,000. After the Transaction, this would leave the Company with a balance of approximately $781,150 of cash and unused credit as of the end of July 2006. In the event that the Company is required to borrow money under the line of credit in order to consummate the Transaction, the Company does not anticipate any difficulties in repaying any amounts owed under the credit facility from working capital generated. The current credit facility expires on October 30, 2006.

Expenses

Following is an itemized statement of all expenses incurred or estimated to be inccurred in connection with the transaction.

         Filing Fees            $99.77
         Legal Fees             $100,000
         Mailing Expenses       $5,500
         Printing Costs         $7,000
         Transfer Agent fees    $45,100*

     - Includes a transaction fee of $2,500 plus $15 per account that responds (estimated at 2,840 accounts).

The Company has paid or will be responsible for paying any or all expenses related to the Transaction.

Borrowed Funds

     If any borrowed funds are used as a part of the cost of this transaction, they will come from the Company's line of credit with UMB Bank, N.A. The Company has line of credit with a bank that was renewed and increased to $550,000 on April 30, 2006 and matures on October 30, 2006. The Company expects to extend the current facility with its current bank. Interest is at the bank's prime rate plus 1.0% (currently 9.00%) paid monthly. The principal is due at maturity. The loan is collateralized by accounts receivable and inventory.

                         FINANCIAL AND OTHER INFORMATION

Historical Financial Information

     Our historical financial information is located at "Item 6 - Management's Discussion and Analysis or Plan of Operation;" "Item 7 - Financial Statements;" "Item 8 - Changes in and Disagreements With Accountants on Accounting and Financial Disclosure" of our Annual Report on Form 10-KSB for the year ended December 31, 2005, which is included as Exhibit B to this Disclosure Document and in our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006, which is included as Exhibit C to this Disclosure Document. Our ratio of earnings to fixed charges for the last two fiscal years and for the quarter ended March 31, 2006 is shown below:

              Period                  Earnings      Fixed Charges    Ratio
     ----------------------------    ----------     -------------    -----
     Year ended December 31, 2004    $1,349,798        145,182        9.30
     Year ended December 31, 2005      (501,523)       158,997       (3.15)(1)
     Quarter Ended March 31, 2006      (175,153)        44,214       (3.96)(2)

(1) The deficiency of $819,517 resulted from the write-off of $1,215,015 of goodwill during the period.
(2)  The deficiency is $219,367.

Pro Forma Financial Information

     The following pro forma financial information as of March 31, 2006, the three months ended March 31, 2006 and for the year ended December 31, 2005 have been prepared to give effect to the Transaction as if the Transaction had occurred on the date or at the beginning of the period indicated.

                       THE AMERICAN EDUCATION CORPORATION
                           Comparative Balance Sheet


                                   As Reported   Pro forma        Pro forma
                                     3/31/2006  Adjustments(1)   3/31/2006
                                   (Unaudited)   (Unaudited)    (Unaudited)
                                   -----------  --------------  -----------
Assets:
 Current assets:
   Cash & Equivalents             $   783,592    $(656,450)   $   127,142
  Accounts Receivable               2,201,752                   2,201,752
  Other Current Assets                392,947                     392,947

 Total current assets               3,378,291     (656,450)     2,721,841

Other assets:
  Property and Equipment            1,339,644                   1,339,644
  PP&E Depreciation                (1,151,177)                 (1,151,177)
  Product Development Costs        12,507,029                  12,507,029
  PDC Amortization                 (8,582,952)                 (8,582,952)

Deferred Tax Asset                     90,004       63,040        153,044

Total assets                      $ 7,580,839    $(593,410)   $ 6,987,429

Liabilities and Stockholders' Equity
 Current Liabilities:
  Accounts Payable Trade          $   222,251    $            $   222,251
  Accrued Liabilities                 779,299                     779,299
  Deferred Revenue                    594,867                     594,867
  Notes Payable and Current Portion
   of Long-Term Debt                  705,880                     705,880

 Total Current Liabilities          2,302,297                   2,302,297

Other Long Term Accrued Liabilities   822,975                     822,975

Total Liabilities                   3,125,272                   3,125,272

Stockholders' Equity:
  Preferred Stock                           -                           -
  Common Stock                        359,186        (28,525)     330,661
  Treasury Stock                     (319,125)       319,125            0
  Additional Paid-In Capital        6,698,817       (789,450)   5,909,367

  Retained Earnings (Deficit)      (2,283,311)       (94,560)  (2,377,871)

Total Stockholders' Equity          4,455,567       (593,410)   3,862,157

Total Liabilities and
 Stockholders' Equity             $ 7,580,839      $(593,410) $ 6,987,429

                     THE AMERICAN EDUCATION CORPORATION
                    CONSOLIDATED STATEMENT OF OPERATIONS
                      Three Months Ended March 31, 2006


                                                  Proforma
                                   As Reported  Adjustments(1)    Proforma
                                   (Unaudited)   (Unaudited)    (Unaudited)
                                  ------------  --------------  ------------
Sales                             $ 1,858,200     $             $ 1,858,200
Cost of goods sold                     95,100                        95,100

Gross profit                        1,763,100                     1,763,100

Operating expenses:
  Selling and marketing               739,337                       739,337
  Operations                          220,323                       220,323
  General and administrative          604,820       157,600         762,420
  Amortization of capitalized
   software costs                     384,983                       384,983

Total operating expenses            1,949,463       157,600       2,107,063

Operating income (loss) from
 continuing operations               (186,363)     (157,600)       (343,963)

Other income (expense):
  Interest expense                     (9,004)                       (9,004)

Income (loss) from continuing
operations before income taxes       (195,367)     (157,600)       (352,967)

  Deferred income tax expense         (78,147)      (63,040)       (141,187)

Income (loss) from continuing
 operations                       $  (117,220)    $ (94,560)    $  (211,780)

Earnings (loss) per share from
 continuing operations:
  Basic                           $      (.01)                  $      (.02)

  Diluted                         $      (.01)                  $      (.01)

Weighted average common shares
 outstanding:
  Basic                            14,133,461                    13,226,461

  Diluted                          17,138,395                    16,231,395

                      THE AMERICAN EDUCATION CORPORATION
                     CONSOLIDATED STATEMENT OF OPERATIONS
                         Year Ended December 31, 2005

                                                   Proforma      Proforma
                                   As Reported  Admustments(1)     2005
                                       2005      (Unaudited)    (Unaudited)
                                  ------------  --------------  ------------

Sales                             $ 9,819,396    $              $ 9,819,396
Cost of goods sold                  1,137,528                     1,137,528

Gross profit                        8,681,868                     8,681,868

Operating expenses:
  Selling and marketing             3,391,767                     3,391,767
  Operations                          580,375                       580,375
  General and administrative        2,443,389      157,600        2,600,989
  Impairment of goodwill            1,215,015                     1,215,015
  Amortization of capitalized
   software costs                   1,611,909                     1,611,909

Total operating expenses            9,242,455      157,600        9,400,055

Operating income (loss) from
 continuing operations               (560,587)    (157,600)        (718,187)

Other income (expense):
  Interest expense                    (49,933)                      (49,933)

Income (loss) from continuing
 operations before income taxes      (610,520)    (157,600)        (768,120)

Deferred income tax expense           (20,024)     (63,040)         (83,064)

Income (loss) from continuing
 operations                        $ (590,496)   $ (94,560)     $  (685,056)

Earnings (loss) per share from
 continuing operations:
  Basic:
Continuing operations              $     (.04)                  $      (.05)

  Diluted:
Continuing operations              $     (.03)                  $      (.04)

Weighted average common shares
 outstanding:
  Basic                            14,133,461                    13,226,461
  Diluted                          17,143,279                    16,236,279

(1) The pro forma adjustments provide for the payment of $498,850 for the anticipated fractional shares to be cashed out as a result of the transaction, and the inclusion of $157,600 of transaction costs including legal fees and transfer agent cost. The presumed tax rate is 40%. Any transaction costs already incurred and recognized in the historical reported financial statements has been eliminated in this presentation. The treasury stock currently held is retired.

                        EXHIBIT A TO DISCLOSURE DOCUMENT
                        --------------------------------

                Nevada Revised Statutes Sections 92A.300-92A.500

      NRS 92A.300 Definitions. As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.
      (Added to NRS by 1995, 2086)
      NRS 92A.305 "Beneficial stockholder" defined. "Beneficial stockholder" means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.
      (Added to NRS by 1995, 2087)
      NRS 92A.310 "Corporate action" defined. "Corporate action" means the action of a domestic corporation.
      (Added to NRS by 1995, 2087)
      NRS 92A.315 "Dissenter" defined. "Dissenter" means a stockholder who is entitled to dissent from a domestic corporation's action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.
      (Added to NRS by 1995, 2087; A 1999, 1631)
      NRS 92A.320 "Fair value" defined. "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which he objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.
      (Added to NRS by 1995, 2087)
      NRS 92A.325 "Stockholder" defined. "Stockholder" means a stockholder of record or a beneficial stockholder of a domestic corporation.
      (Added to NRS by 1995, 2087)
      NRS 92A.330 "Stockholder of record" defined. "Stockholder of record" means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee's certificate on file with the domestic corporation.
      (Added to NRS by 1995, 2087)
      NRS 92A.335 "Subject corporation" defined. "Subject corporation" means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter's rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.
      (Added to NRS by 1995, 2087)
      NRS 92A.340 Computation of interest. Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the average rate currently paid by the entity on its principal bank loans or, if it has no bank loans, at a rate that is fair and equitable under all of the circumstances.
      (Added to NRS by 1995, 2087)
      NRS 92A.350 Rights of dissenting partner of domestic limited partnership. A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.
      (Added to NRS by 1995, 2088)
      NRS 92A.360 Rights of dissenting member of domestic limited-liability company. The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.
      (Added to NRS by 1995, 2088)
      NRS 92A.370 Rights of dissenting member of domestic nonprofit corporation.
      1. Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before his resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.
      2. Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.
      (Added to NRS by 1995, 2088)
      NRS 92A.380 Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.
      1. Except as otherwise provided in NRS 92A.370 and 92A.390, any stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:
      (a) Consummation of a conversion or plan of merger to which the domestic corporation is a constituent entity:
             (1) If approval by the stockholders is required for the conversion or merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the conversion or plan of merger; or
             (2) If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.
      (b) Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner's interests will be acquired, if his shares are to be acquired in the plan of exchange.
      (c) Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.
      2. A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation.
      (Added to NRS by 1995, 2087; A 2001, 1414, 3199; 2003, 3189)
      NRS 92A.390 Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.
      1. There is no right of dissent with respect to a plan of merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:
      (a) The articles of incorporation of the corporation issuing the shares provide otherwise; or
      (b) The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:
             (1) Cash, owner's interests or owner's interests and cash in lieu of fractional owner's interests of:
                   (I) The surviving or acquiring entity; or
                   (II) Any other entity which, at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by a least 2,000 holders of owner's interests of record; or
             (2) A combination of cash and owner's interests of the kind described in sub-subparagraphs (I) and (II) of subparagraph (1) of paragraph
(b).
      2. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.
      (Added to NRS by 1995, 2088)

      NRS 92A.400 Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.
      1. A stockholder of record may assert dissenter's rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf he asserts dissenter's rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.
      2. A beneficial stockholder may assert dissenter's rights as to shares held on his behalf only if:
      (a) He submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter's rights; and
      (b) He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote.
      (Added to NRS by 1995, 2089)
      NRS 92A.410  Notification of stockholders regarding right of dissent.
      1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters' rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those sections.
      2. If the corporate action creating dissenters' rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters' rights that the action was taken and send them the dissenter's notice described in NRS 92A.430.
      (Added to NRS by 1995, 2089; A 1997, 730)
      NRS 92A.420  Prerequisites to demand for payment for shares.
      1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, a stockholder who wishes to assert dissenter's rights:
      (a) Must deliver to the subject corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and
      (b) Must not vote his shares in favor of the proposed action.
      2. A stockholder who does not satisfy the requirements of subsection 1 and NRS 92A.400 is not entitled to payment for his shares under this chapter.
      (Added to NRS by 1995, 2089; 1999, 1631)
      NRS 92A.430 Dissenter's notice: Delivery to stockholders entitled to assert rights; contents.
      1. If a proposed corporate action creating dissenters' rights is authorized at a stockholders' meeting, the subject corporation shall deliver a written dissenter's notice to all stockholders who satisfied the requirements to assert those rights.
      2. The dissenter's notice must be sent no later than 10 days after the effectuation of the corporate action, and must:
      (a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;
      (b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;
      (c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter's rights certify whether or not he acquired beneficial ownership of the shares before that date;
      (d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and
      (e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive. (Added to NRS by 1995, 2089)
      NRS 92A.440 Demand for payment and deposit of certificates; retention of rights of stockholder.
      1.  A stockholder to whom a dissenter's notice is sent must:
      (a) Demand payment;

      (b) Certify whether he or the beneficial owner on whose behalf he is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice for this certification; and
      (c) Deposit his certificates, if any, in accordance with the terms of the notice.
      2. The stockholder who demands payment and deposits his certificates, if any, before the proposed corporate action is taken retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action.
      3. The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter's notice, is not entitled to payment for his shares under this chapter.
      (Added to NRS by 1995, 2090; A 1997, 730; 2003, 3189)
      NRS 92A.450 Uncertificated shares: Authority to restrict transfer after demand for payment; retention of rights of stockholder.
      1. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.
      2. The person for whom dissenter's rights are asserted as to shares not represented by a certificate retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action.
      (Added to NRS by 1995, 2090)
      NRS 92A.460  Payment for shares: General requirements.
      1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:
      (a) Of the county where the corporation's registered office is located; or
      (b) At the election of any dissenter residing or having its registered office in this State, of the county where the dissenter resides or has its registered office. The court shall dispose of the complaint promptly.
      2.  The payment must be accompanied by:
      (a) The subject corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders' equity for that year and the latest available interim financial statements, if any;
      (b) A statement of the subject corporation's estimate of the fair value of the shares;
      (c) An explanation of how the interest was calculated;
      (d) A statement of the dissenter's rights to demand payment under NRS 92A.480; and
      (e) A copy of NRS 92A.300 to 92A.500, inclusive.
      (Added to NRS by 1995, 2090)
      NRS 92A.470 Payment for shares: Shares acquired on or after date of dissenter's notice.
      1. A subject corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter's notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed action.
      2. To the extent the subject corporation elects to withhold payment, after taking the proposed action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The subject corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters' right to demand payment pursuant to NRS 92A.480.
      (Added to NRS by 1995, 2091)
      NRS 92A.480 Dissenter's estimate of fair value: Notification of subject corporation; demand for payment of estimate.
      1. A dissenter may notify the subject corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 92A.460, or reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to NRS 92A.460 or offered pursuant to NRS 92A.470 is less than the fair value of his shares or that the interest due is incorrectly calculated.

      2. A dissenter waives his right to demand payment pursuant to this section unless he notifies the subject corporation of his demand in writing within 30 days after the subject corporation made or offered payment for his shares.
      (Added to NRS by 1995, 2091)
      NRS 92A.490 Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.
      1. If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
      2. A subject corporation shall commence the proceeding in the district court of the county where its registered office is located. If the subject corporation is a foreign entity without a resident agent in the State, it shall commence the proceeding in the county where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located.
      3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.
      4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.
      5. Each dissenter who is made a party to the proceeding is entitled to a judgment:
      (a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or
      (b) For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.
      (Added to NRS by 1995, 2091)
      NRS 92A.500 Legal proceeding to determine fair value: Assessment of costs and fees.
      1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.
      2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:
      (a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or
      (b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.
      3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.
      4. In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.
      5. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115.
      (Added to NRS by 1995, 2092)

EXHIBIT B - 10-KSB

EXHIBIT C - 10-QSB

EXHIBIT D - Form of Exchange Agent Agreement

                       EXHIBIT (D) TO DISCLOSURE DOCUMENT
                       ----------------------------------

                         DISSENTING STOCKHOLDERS' RIGHTS



          Pursuant to Chapter 92A (Section 300 through 500 inclusive) of the Nevada Revised Statutes ("Chapter 92A"), any stockholder of the Company is entitled to dissent to the Transaction, and obtain payment of the fair value of his shares. In the context of the Transaction, Chapter 92A provides that you may elect to have the Company purchase your pre-Reverse Split shares for a cash price that is equal to the "fair value" of such shares. The fair value of your shares means the value of such shares immediately before the effectuation of the Transaction, excluding any appreciation or depreciation in anticipation of the Transaction unless exclusion of any appreciation or depreciation would be inequitable.

          Chapter 92A is set forth in its entirety in Exhibit A to the Disclosure Document. If you wish to exercise your dissenters' rights or preserve the right to do so, you should carefully review Exhibit A to the Disclosure Document. If you fail to comply with the procedures specified in Chapter 92A in a timely manner, you may loose your dissenters' rights. Because of the complexity of those procedures, you should seek the advice of counsel if you are considering exercising your dissenters' rights.

          Within 10 days after board approval of the Reverse-Split, the Company will send a written notice (a "Dissenters' Rights Notice") to all the record stockholders of the Company. The Dissenters' Rights Notice will be accompanied by (i) a form for demanding payment from the Company that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter's rights certify whether or not they acquired beneficial ownership of the shares before that date; (ii) a copy of the provisions of Chapter 92A; and (iii) a brief description of the procedures that a stockholder must follow to exercise his dissenter's rights.

          In order to maintain eligible to exercise dissenters' rights under Chapter 92A, you must take the following actions within thirty (30) days of the date that the Dissenters' Rights Notice was delivered: (i) deliver a written demand for payment on the form provided in the Dissenters' Rights Notice; (ii) certify whether you acquired beneficial ownership of the shares before the date set forth in the Dissenters' Rights Notice; and (iii) deliver the certificates representing the dissenting shares to the Company. A stockholder who demands payment and deposits his stock certificates before the Transaction is consummated retains all other rights of a stockholder until those rights are cancelled by the consummation of the Transaction.

          Within thirty (30) days after receipt of a demand for payment, the Company must pay each dissenter who complied with the provisions of Chapter 92A the amount the Company estimates to be fair value of such shares, plus interest from the effective date of the Reverse Split. The rate of interest shall be the average rate currently paid by the Company on its principal bank loans. The payment will be accompanied by the following: (i) financial statements for the Company for the year ended December 31, 2005 and the most recent interim financial statements; (ii) a statement of the Company's estimate of the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenter's rights to demand payment for the difference between the Company's estimate of the fair value of the shares and the stockholder's estimate of the fair value of the shares; and (v) a copy of Chapter 92A. If the Company does not deliver payment within thirty (30) days of receipt of the demand for payment, the dissenting stockholder by enforce his rights by commencing an action in Clark County, Nevada or if the dissenting stockholder resides or has its registered office in Nevada, in the county where the dissenter resides or has its registered office.

          If a dissenting stockholder disagrees with the amount of the Company's payment, the dissenting stockholder may, within (30 days of such payment, (i) notify the Company in writing of this or her own estimate of the fair value of the dissenting shares and the amount of interest due, and demand payment of such estimate, less any payments for the Company, or (ii) reject the offer by the Company if he or she believes that the amount offered by the Company is less than the fair value of this or her shares or that the interest due is incorrectly calculated.

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          If a demand for payment remains unsettled, the Company must commence a proceeding in the Clark County, Nevada district court within sixty (60) days after receiving the demand. Each dissenter who is made a party to the proceeds shall be entitled to a judgment in the amount, if any, by which the court finds the fair value of the dissenting shares, plus interest, exceeds the amount paid by the Company. If a proceeding is commenced to determine the fair value of the common stock, the costs of such proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court, shall be assessed against the Company, unless the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment. The court may also assess the fees and expenses or the counsel and experts for the respective parties, in amounts the court finds equitable if the court finds that (i) the Company did not comply with Chapter 92A or (ii) the dissenting stockholders acted arbitrarily, vexatiously or not in good faith with respect the rights of such stockholders provided by Chapter 92A.

          Capitalized terms not defined in this Exhibit shall have the meaning given to such terms in the disclosure document.


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